IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended December 31, 2019, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 130, beginning July 1, 2019.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: October 29, 2018.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 101,624,666 common shares.

Voting stock (direct and indirect equity interest): 80.65%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2019 and June 30, 2019
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	06.30.19
ASSETS
Non-current assets
Investment properties	8	76,808,150	75,902,313
Property, plant and equipment	9	393,803	418,097
Trading properties	10	154,206	156,043
Intangible assets	11	1,005,051	510,541
Rights of use assets	12	527,380	-
Investments in associates and joint ventures	7	4,212,680	2,021,566
Deferred income tax assets	19	63,821	90,554
Income tax and minimum presumed income tax credits		4,050	11,387
Trade and other receivables	14	2,252,237	613,290
Investments in financial assets	13	643,822	566,176
Total non-current assets		86,065,200	80,289,967
Current Assets
Trading properties	10	-	1,397
Inventories		33,875	36,392
Income tax and minimum presumed income tax credits		68,094	80,182
Trade and other receivables	14	9,705,748	8,574,297
Derivative financial instruments	13	1,618	7,062
Investments in financial assets	13	5,002,146	7,640,708
Cash and cash equivalents	13	4,139,298	5,283,156
Total current assets		18,950,779	21,623,194
TOTAL ASSETS		105,015,979	101,913,161
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		47,281,682	48,359,010
Non-controlling interest		2,795,406	2,740,682
TOTAL SHAREHOLDERS’ EQUITY		50,077,088	51,099,692
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,134,340	1,082,067
Borrowings	17	22,999,902	28,022,031
Leases liabilities		531,380	-
Deferred income tax liabilities	19	17,379,413	16,533,820
Provisions	18	63,277	55,208
Derivative financial instruments	13	22,935	17,368
Total non-current liabilities		42,131,247	45,710,494
Current liabilities
Trade and other payables	16	2,693,654	3,163,520
Income tax liabilities		7,611	18,823
Payroll and social security liabilities		163,498	273,608
Borrowings	17	9,826,944	1,584,655
Leases liabilities		34,652	-
Derivative financial instruments	13	31,347	17,052
Provisions	18	49,938	45,317
Total current liabilities		12,807,644	5,102,975
TOTAL LIABILITIES		54,938,891	50,813,469
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		105,015,979	101,913,161

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the six and three-month periods ended December 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.19	12.31.18	12.31.19	12.31.18
Income from sales, rentals and services	20	5,004,931	5,061,881	2,728,680	2,666,932
Income from expenses and collective promotion fund	20	1,542,402	1,754,972	795,315	901,713
Operating costs	21	(2,022,946)	(2,270,442)	(1,042,911)	(1,156,739)
Gross profit		4,524,387	4,546,411	2,481,084	2,411,906
Net gain from fair value adjustments of investment properties	8	2,068,338	(9,807,574)	(4,950,561)	(17,814,049)
General and administrative expenses	21	(650,029)	(615,200)	(351,827)	(333,219)
Selling expenses	21	(358,499)	(322,390)	(223,514)	(117,085)
Other operating results, net	22	59,723	114,970	68,414	105,032
Profit/ (Loss) from operations		5,643,920	(6,083,783)	(2,976,404)	(15,747,415)
Share of profit of associates and joint ventures	7	274,970	141,086	(128,577)	(492,068)
Profit/ (Loss) from operations before financing and taxation		5,918,890	(5,942,697)	(3,104,981)	(16,239,483)
Finance income	23	194,505	75,801	134,937	11,833
Finance cost	23	(1,613,498)	(1,540,345)	(825,830)	(933,137)
Other financial results	23	(3,416,596)	(703,927)	1,810,810	4,407,139
Inflation adjustment	23	(142,506)	(277,819)	(135,852)	(98,610)
Financial results, net		(4,978,095)	(2,446,290)	984,065	3,387,225
Profit/ (Loss) before income tax		940,795	(8,388,987)	(2,120,916)	(12,852,258)
Income tax expense	19	(1,191,155)	1,962,776	(655,707)	2,524,816
Loss for the period		(250,360)	(6,426,211)	(2,776,623)	(10,327,442)
Total comprehensive loss for the period		(250,360)	(6,426,211)	(2,776,623)	(10,327,442)

Attributable to:
Equity holders of the parent		(381,424)	(6,694,285)	(2,620,485)	(9,830,157)
Non-controlling interest		131,064	268,074	(156,138)	(497,285)

Loss per share attributable to equity holders of the parent for the period:
Basic		(3.03)	(53.12)	(20.80)	(78.01)
Diluted		(3.03)	(53.12)	(20.80)	(78.01)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126,014	2,969,738	8,504,061	117,560	8,127,045	65,460,846	(36,946,254)	48,359,010	2,740,682	51,099,692
Comprehensive loss for the period	-	-	-	-	-	-	(381,424)	(381,424)	131,064	(250,360)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(37,589,791)	36,946,254	(643,537)	(128,707)	(772,244)
Changes in non-controlling interest	-	-	-	-	-	(52,367)	-	(52,367)	52,367	-
Balance as of December 31, 2019	126,014	2,969,738	8,504,061	117,560	8,127,045	27,818,688	(381,424)	47,281,682	2,795,406	50,077,088

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	28,490,067	37,078,613	(107,834)	65,460,846
Assignment of results - Shareholders’ meeting as of October 29, 2018	(643,537)	(36,946,254)	-	(37,589,791)
Changes in non-controlling interest	-	-	(52,367)	(52,367)
Balance as of December 31, 2019	27,846,530	132,359	(160,201)	27,818,688

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,969,738	8,504,061	117,560	8,127,045	6,724,416	45,409,055	71,977,889	2,823,805	74,801,694
Adjustments previous periods (IFRS 9)(2)	-	-	-	-	-	-	(36,250)	(36,250)	-	(36,250)
Balance as of June 30, 2018 - Adjusted	126,014	2,969,738	8,504,061	117,560	8,127,045	6,724,416	45,372,805	71,941,639	2,823,805	74,765,444
Comprehensive loss for the period	-	-	-	-	-	-	(6,694,285)	(6,694,285)	268,074	(6,426,211)
Assignment of results - Shareholders’ meeting as of October 29, 2018	-	-	-	-	-	58,784,791	(59,671,767)	(886,976)	-	(886,976)
Changes in non-controlling interest	-	-	-	-	-	(50,477)	-	(50,477)	50,477	-
Balance as of December 31, 2018	126,014	2,969,738	8,504,061	117,560	8,127,045	65,458,730	(20,993,247)	64,309,901	3,142,356	67,452,257

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	6,783,891	(59,475)	6,724,416
Assignment of results - Shareholders’ meeting as of October 29, 2018	28,490,066	30,294,725	-	58,784,791
Changes in non-controlling interest	-	-	(50,477)	(50,477)
Balance as of December 31, 2018	28,490,066	37,078,616	(109,952)	65,458,730

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)   See Note 2.2.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	12.31.19	12.31.18
Operating activities:
Cash generated from operations	15	3,333,841	1,680,384
Income tax paid		(66,004)	(132,924)
Net cash generated by operating activities		3,267,837	1,547,460

Investing activities:
Capital contributions in associates and joint ventures		(26,477)	(21,191)
Acquisition of investment properties		(640,040)	(1,516,820)
Acquisition of property, plant and equipment		(36,859)	(21,051)
Advance payments		(595,417)	(2,706,869)
Acquisition of intangible assets		(8,820)	(81,947)
Acquisitions of investments in financial assets		(6,697,673)	(14,730,276)
Proceeds from investments in financial assets		7,936,753	16,672,568
Loans granted, net		(861,208)	5,325
Loans granted to related parties		(2,232,601)	-
Loans payment received from related parties		586,334	8,464
Proceeds from sales of investment properties		3,375	-
Collection of financial assets interests		259,045	301,040
Acquisition of subsidiaries, net of cash acquired		-	(32,861)
Dividends received		96,769	5,984
Net cash used in investing activities		(2,216,819)	(2,117,634)

Financing activities:
Repurchase of non-convertible notes		(220,673)	(54,371)
Borrowings obtained from related parties		-	14,092
Payments of financial leasing		-	(8,324)
Dividends paid to non-controling shareholders		(82,341)	(55,894)
Payment of derivative financial instruments		(333,012)	(572,051)
Pay of leases liabilities		(23,003)	-
Proceeds from derivative financial instruments		349,532	1,000,921
Payment of interest		(1,437,743)	(1,375,522)
Dividends paid		(642,879)	(886,831)
Short-term loans, net		105,973	188,574
Net cash used in financing activities		(2,284,146)	(1,749,406)

Net decrease in cash and cash equivalents		(1,233,128)	(2,319,580)
Cash and cash equivalents at beginning of period	13	5,283,156	7,131,122
Financial result of cash and cash equivalents		118,209	150,158
Inflation adjustment		(28,939)	(8,312)
Cash and cash equivalents at end of the period	13	4,139,298	4,953,388

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination.

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Company operates 332,812 square meters (sqm) in 14 shopping malls, 115,639  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on February 7, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2019.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018 .

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

As a consequence of the aforementioned, these financial statements as of December 31, 2019 were restated in accordance with IAS 29.

IRSA Propiedades Comerciales S.A.

2.2.         Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the Annual Cosolidated Financial Statements from June 30, 2019 and implementing the IFRS 16: leases, from July 1, 2019.

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The application of IFRS 16 will generate an increase in assets and liabilities and a decrease in operating costs. Furthermore, amortizations and financial results generated by the update of the lease liabilities will be increased.

2.3.        Comparability of information

The amounts as of June 30, 2019 and December 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.         Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2019.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

4.
Acquisitions and disposals

Barter transaction airspace

On October 25, 2019, the Company has transferred in a barter transaction the rights to construct an apartment building (“Torre 1”) to an unrelated third party on the airspace of the COTO Supermarket located in the Abasto neighborhood of the Autonomous City from Buenos Aires. Torre 1 will have 22 apartments of 1 to 3 rooms totaling an area of 8,400 square meters. The amount of the operation was set at USD 4.5 millions: USD 1 million will be pay in cash and remaining balance in at least 35 functional units of departments, representing the equivalent of 24.20% of the own square meters, with a minimum insured of 1,982 square meters.

Within 30 months of the signing of the contract, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

IRSA Propiedades Comerciales S.A.

As of December 31, 2019 the results of this transaction amounts to ARS 252 million that are included in the line “Income from sales, rentals and services” and “Operating costs” of the Statements of Comprehensive Income.

Barter agreement Plot 1 - Caballito Tower

On December 23, 2019, the Company has transferred in a barter transaction the Plot 1 of the land located in Av. Avellaneda and Olegario Andrade 367, in the Caballito neighborhood of the Autonomous City of Buenos Aires, to an unrelated third party.

Plot 1 has an estimated surface area of 3,221 square meters in which a 10-story apartment building will be developed for a total of 11,400 square meters, a commercial ground floor for 1,216 square meters and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at the sum of USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the own square meters, with a minimum footage insured of 2,735 square meters composed by 1,215.62 square meters of commercial destination, 1,519.68 square meters of residential destination and a certain number of parking spaces that represent 22.50% of the own square meters with that destination and never less than 31 units. The aforementioned consideration is granted by a mortgage on Plot 1 and Building 1. The buyer has an option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions. As of December 31, 2019 this transaction has not had impact on the profit and loss statement of the Company.

TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of US$1.00 (or its equivalent in pesos).

Likewise, IRSA Propiedades Comerciales signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA Propiedades Comerciales signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to US$ 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement , IRSA Propiedades Comerciales voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

IRSA Propiedades Comerciales S.A.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2019. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2019 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended December 31, 2019 and 2018. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2019, with the exception of the incorporation of TGLT S.A. to the “Others” segment (Note 4).
.

IRSA Propiedades Comerciales S.A.

	12.31.19
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	3,643,696	1,076,149	271,863	51,012	5,042,720	1,542,402	(37,789)	6,547,333
Operating costs	(286,657)	(52,233)	(54,215)	(38,665)	(431,770)	(1,609,536)	18,360	(2,022,946)
Gross profit/ (loss)	3,357,039	1,023,916	217,648	12,347	4,610,950	(67,134)	(19,429)	4,524,387
Net (loss)/ gain from fair value changes in investment properties	(1,876,245)	3,211,646	929,710	56,115	2,321,226	-	(252,888)	2,068,338
General and administrative expenses	(439,987)	(112,349)	(43,214)	(55,555)	(651,105)	-	1,076	(650,029)
Selling expenses	(254,095)	(38,330)	(40,179)	(5,369)	(337,973)	(24,800)	4,274	(358,499)
Other operating results, net	(85,120)	(15,841)	(3,529)	82,846	(21,644)	67,134	14,233	59,723
Profit/ (Loss) from operations	701,592	4,069,042	1,060,436	90,384	5,921,454	(24,800)	(252,734)	5,643,920
Share of profit of associates and joint ventures	-	-	-	91,171	91,171	-	183,799	274,970
Profit/ (Loss) before financing and taxation	701,592	4,069,042	1,060,436	181,555	6,012,625	(24,800)	(68,935)	5,918,890
Investment properties	42,866,729	30,113,941	6,283,143	242,847	79,506,660	-	(2,698,510)	76,808,150
Property, plant and equipment	208,402	202,743	-	-	411,145	-	(17,342)	393,803
Trading properties	-	-	154,206	-	154,206	-	-	154,206
Goodwill	9,254	27,355	-	79,357	115,966	-	(36,609)	79,357
Right to receive units (barter transactions)	-	-	670,356	-	670,356	-	-	670,356
Inventories	34,577	-	-	-	34,577	-	(702)	33,875
Investments in associates and joint ventures	-	-	-	2,108,341	2,108,341	-	2,104,104	4,212,445
Operating assets	43,118,962	30,344,039	7,107,705	2,430,545	83,001,251	-	(649,059)	82,352,192

	12.31.18
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	4,207,073	799,243	29,192	68,664	5,104,172	1,754,972	(42,291)	6,816,853
Operating costs	(318,588)	(47,298)	(21,475)	(78,037)	(465,398)	(1,830,004)	24,960	(2,270,442)
Gross profit/ (loss)	3,888,485	751,945	7,717	(9,373)	4,638,774	(75,032)	(17,331)	4,546,411
Net (loss)/ gain from fair value changes in investment properties	(13,662,951)	3,766,234	125,378	(37,746)	(9,809,085)	-	1,511	(9,807,574)
General and administrative expenses	(454,473)	(77,103)	(39,473)	(45,752)	(616,801)	-	1,601	(615,200)
Selling expenses	(268,303)	(42,550)	(6,024)	(7,464)	(324,341)	-	1,951	(322,390)
Other operating results, net	32,664	(5,790)	(6,244)	17,572	38,202	75,032	1,736	114,970
(Loss)/ Profit from operations	(10,464,578)	4,392,736	81,354	(82,763)	(6,073,251)	-	(10,532)	(6,083,783)
Share of profit of associates and joint ventures	-	-	-	82,802	82,802	-	58,284	141,086
(Loss)/ Profit before Financing and Taxation	(10,464,578)	4,392,736	81,354	39	(5,990,449)	-	47,752	(5,942,697)
Investment properties	66,040,726	29,606,704	5,211,177	291,076	101,149,683	-	(3,347,805)	97,801,878
Property, plant and equipment	177,047	201,633	-	-	378,680	-	(2,044)	376,636
Trading properties	-	-	269,555	-	269,555	-	-	269,555
Goodwill	9,257	27,353	-	241,424	278,034	-	(36,611)	241,423
Right to receive units (barter transactions)	-	-	114,442	-	114,442	-	-	114,442
Inventories	41,506	-	-	-	41,506	-	(970)	40,536
Investments in associates and joint ventures	-	-	-	585,329	585,329	-	2,586,851	3,172,180
Operating assets	66,268,536	29,835,690	5,595,174	1,117,829	102,817,229	-	(800,579)	102,016,650

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates and joint ventures:

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	12.31.19	06.30.19	12.31.19	06.30.19	12.31.19	12.31.18
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,856,865	1,645,491	184,897	32,757
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	247,239	273,442	(1,098)	25,527
La Rural S.A.(2)	50.00%	50.00%	183,514	89,085	94,429	26,550
Associates
TGLT S.A.(5)	(i)	-	1,914,817	-	-	-
Tarshop S.A.(2)	-	-	-	-	-	51,238
Otra asociadas (3)(4)			10,010	13,263	(3,258)	5,014
Total interests in associates and joint ventures			4,212,445	2,021,281	274,970	141,086

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	369,794	3,659,019
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	138,750	27,750	(2,195)	475,970
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	199,324	289,683
Associates
TGLT S.A. (5)	Argentina	Real estate	3,003,990 (i)	80,655	-	(3,327,053)

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the six-month period ended at December 31, 2019 and 2018, respectively.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 235 as of December 31, 2019 and Ps. 285 as of June 30, 2019, in relation to the equity interest in Avenida Compras disclosed in Provisions.
(5)
See Note 4 in these Financial Statements. Latest information available at the date of presentation of these Financial Statements as TGLT S.A. closes its fiscal year as of December 31.
(i)
In addition, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these Financial Statements, these preferred shares have not been converted.
.

Changes in the Group’s investments in associates and joint ventures for the period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	12.31.19	06.30.19
Beginning of the period/ year	2,021,281	3,050,416
Adjustment previous periods(i)	-	(36,250)
Share of profit/ (loss)	274,970	(508,779)
Dividends distributed	(25,100)	(392,111)
Sale of interest in associates (i)	-	(155,939)
Acquisition of interest in associates (ii)(Note 24)	1,914,817	-
Irrevocable contributions (Note 24)	26,477	63,944
End of the period/ year (4)	4,212,445	2,021,281

(i)
See Note 2.2 to the Annual Financial Statements as of June 30, 2019.
(ii)
Corresponds to the acquisition of TGLT S.A. See Note 4 to these Financial Statements.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	12.31.19	06.30.19
Fair value at beginning of the period / year	42,937,807	24,527,988	7,186,897	1,063,841	185,780	75,902,313	106,095,395
Additions	327,081	3,773	623	334,661	952	667,090	2,192,372
Capitalization of financial costs	-	-	-	284	-	284	84,798
Capitalized lease costs	9,953	3,448	-	-	-	13,401	13,784
Depreciation of capitalized lease costs (i)	(5,766)	(3,148)	-	-	-	(8,914)	(11,198)
Transfers	(275)	-	-	-	-	(275)	68,017
Disposals	-	-	(343,038)	-	-	(343,038)	-
Net gain from fair value adjustment on investment properties (ii)	(1,919,723)	2,950,565	929,710	51,671	56,115	2,068,338	(32,540,855)
Decrease due to loss of control (Note 4)	-	-	(1,491,049)	-	-	(1,491,049)	-
Fair value at end of the period / year	41,349,077	27,482,626	6,283,143	1,450,457	242,847	76,808,150	75,902,313

    (i)
As of December 31, 2019 the depreciation charge was included in “Costs” in the amount of Ps 8,914, in the Statement of Comprehensive Income (Note 21).
   (ii)
For the six-month period ended December 31, 2019, the net gain from fair value adjustment on investment properties was Ps. 2,068.3 millons. The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
Net gain of Ps. 19,638.8 millions as a result of an increase in the projected inflation rate plus GDP, with the consequent increase in the cash flow of shopping malls revenues;
b)
Net loss of Ps. 21,592.6 millions due to the conversion to dollars of the projected cash flow in Argentine pesos according to the exchange rate estimates used in the cash flow;
c)
An increase of 72 basics points in the discount rate, mainly due to a rise in the country risk component of the WACC discount rate used to discount the flow of funds, which generated a decrease in the value of the shopping malls of Ps. 2,244.05 millions.
d)
Net gain of Ps. 11,560.7 millons as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
e)
In addition, for the impact of the inflation adjustment the Group reclassified by shopping malls Ps. 8,811.14 millions to Inflation adjustment.
f)
The value of our office buildings and other rental properties measured in real terms increased by 12.0% during the six-month period as of December 31, 2019, due to a devaluation of the Argentine peso exceeding the inflation rate of the period.

   (iii)
Barter disposal of “Land Plot 1” of Caballito Ferro Land (Note 4).

The following amounts have been recognized in the statements of comprehensive income:

	12.31.19	06.30.19
Revenues from rental and services (Note 20)	4,735,656	5,059,218
Expenses and collective promotion fund (Note 20)	1,542,402	1,754,972
Rental and services costs (Note 21)	(1,970,579)	(2,249,123)
Net unrealized gain from fair value adjustment on investment properties	1,748,088	(9,807,574)
Net realized gain from fair value adjustment on investment properties(i)	320,250	-

(i)   Includes Ps. 3,384 and Ps. 316,866 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction of the Caballito Ferro land.

Valuation techniques are described in Note 9 to the Financial Statements as of June 30, 2019. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	12.31.19	06.30.19
Costs	412,075	229,599	1,256,136	17,216	732	1,915,758	1,814,655
Accumulated depreciation	(218,452)	(149,160)	(1,113,470)	(16,579)	-	(1,497,661)	(1,418,754)
Net book amount at beginning of the period / year	193,623	80,439	142,666	637	732	418,097	395,901
Additions	-	6,287	30,572	-	-	36,859	84,353
Disposals	-	(462)	(1,371)	-	-	(1,833)	(1,605)
Transfers to right to use assets	-	-	(18,524)	-	-	(18,524)	17,841
Depreciation charges (i)	(7,293)	(6,253)	(26,175)	(466)	-	(40,187)	(78,907)
Net gain from fair value adjustment	-	(119)	(490)	-	-	(609)	514
Net book amount at end of the period / year	186,330	79,892	126,678	171	732	393,803	418,097
Costs	412,075	235,305	1,266,323	17,216	732	1,931,651	1,915,758
Accumulated depreciation	(225,745)	(155,413)	(1,139,645)	(17,045)	-	(1,537,848)	(1,497,661)
Net book amount at end of the period / year	186,330	79,892	126,678	171	732	393,803	418,097

(i)
On December 31, 2019 depreciation charges were included in “Costs” in the amount of Ps. 15,094, in “General and administrative expenses” in the amount of Ps. 24,812 and in “Selling expenses“ in the amount of Ps. 281 in the Statement of Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Completed properties	Undeveloped sites	12.31.19	06.30.19
Net book amount at beginning of the period / year	2,093	155,347	157,440	269,643
Additions	-	13,437	13,437	14,065
Disposals	-	(16,671)	(16,671)	(1,105)
Transfers	-	-	-	(84,840)
Impairment	-	-	-	(40,323)
Net book amount at end of the period / year	2,093	152,113	154,206	157,440
Non - current			154,206	156,043
Current			-	1,397
Total			154,206	157,440

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	12.31.19	06.30.19
Costs	79,357	369,663	239,980	113,563	55,582	858,145	857,859
Accumulated amortization	-	(126,261)	(165,761)	-	(55,582)	(347,604)	(266,683)
Net book amount at beginning of the period / year	79,357	243,402	74,219	113,563	-	510,541	591,176
Additions	-	8,820	-	556,793	-	565,613	163,632
Transfers	-	-	-	-	-	-	(1,018)
Amortization charge (i)	-	(69,004)	(2,099)	-	-	(71,103)	(80,921)
Impairment (iv)	-	-	-	-	-	-	(162,328)
Net book amount at end of the period / year	79,357	183,218	72,120	670,356	-	1,005,051	510,541
Costs	79,357	378,483	239,980	670,356	55,582	1,423,758	858,145
Accumulated amortization	-	(195,265)	(167,860)	-	(55,582)	(418,707)	(347,604)
Net book amount at end of the period / year	79,357	183,218	72,120	670,356	-	1,005,051	510,541

(i)  On December 31, 2019 depreciation charges were included in “Costs” in the amount of Ps. 36,633, in “General and administrative expenses” in the amount of Ps. 33,977 and in “Selling expenses“ in the amount of Ps. 493 in the Statement of Comprehensive Income (Note 21).
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 14).
(iv) Corresponds to impaired goodwill of La Arena S.A..

12.
 Rights of use assets

12.31.19
Convention center	370,962
Stadium DirecTV Arena	134,616
Machinery and equipment	14,886
Shopping malls	6,916
Total rights of use assets	527,380
Non-current	527,380
Total	527,380

12.31.19
Convention center	(4,176)
Stadium DirecTV Arena	(7,384)
Machinery and equipment	(3,913)
Shopping malls	(7)
Total amortizations (i)	(15,480)

(i)   As of December 31, 2019 the depreciation charge was included in “Costs”, in the Statement of Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of December 31, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	5,531,181	-	-	-	5,531,181	6,810,692	12,341,873
Investments in financial assets:
- Investment in equity public companies’s securities	-	158,355	-	-	158,355	-	158,355
- Mutual funds	-	120,920	643,822	-	764,742	-	764,742
- Bonds	-	4,722,871	-	-	4,722,871	-	4,722,871
Derivative financial instruments
- Futures contracts	-	-	1,618	-	1,618	-	1,618
Cash and cash equivalents:
- Cash at banks and on hand	2,442,593	-	-	-	2,442,593	-	2,442,593
- Short- term investments	1,462,457	234,248	-	-	1,696,705	-	1,696,705
Total	9,436,231	5,236,394	645,440	-	15,318,065	6,810,692	22,128,757

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,114,559	-	1,114,559	2,713,435	3,827,994
Derivative financial instruments
- Futures contracts	-	1,417	1,417	-	1,417
- Swaps of interest rate (ii)	-	52,865	52,865	-	52,865
Borrowings (Note 17)	32,826,846	-	32,826,846	-	32,826,846
Total	33,941,405	54,282	33,995,687	2,713,435	36,709,122

Group´s financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	3,199,860	-	-	-	3,199,860	6,324,416	9,524,276
Investments in financial assets:
- Investment in equity public companies’s securities	-	492,176	-	-	492,176	-	492,176
- Mutual funds	-	1,827,642	548,675	-	2,376,317	-	2,376,317
- Bonds	-	4,488,040	-	850,351	5,338,391	-	5,338,391
Derivative financial instruments
- Futures contracts	-	-	7,062	-	7,062	-	7,062
Cash and cash equivalents:
- Cash at banks and on hand	3,820,113	-	-	-	3,820,113	-	3,820,113
- Short- term investments	-	1,463,043	-	-	1,463,043	-	1,463,043
Total	7,019,973	8,270,901	555,737	850,351	16,696,962	6,324,416	23,021,378

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,208,766	-	1,208,766	3,036,821	4,245,587
Derivative financial instruments
- Bonds	-	505	505	-	505
- Swaps of interest rate (ii)	-	33,915	33,915	-	33,915
Borrowings (excluding finance leases liabilities) (Note 17)	29,587,556	-	29,587,556	-	29,587,556
Total	30,796,322	34,420	30,830,742	3,036,821	33,867,563

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2019.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2
Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2

As of December 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, that is indicated in Note 27.

14.         Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of December 31, 2019 and June 30, 2019:

	12.31.19	06.30.19
Lease and services receivables	1,262,103	1,236,612
Post-dated checks	575,101	778,798
Averaging of scheduled rent escalation	673,583	670,942
Debtors under legal proceedings	330,447	286,014
Property sales receivables	42,772	37,872
Consumer financing receivables	16,441	20,686
Less: allowance for doubtful accounts	(383,723)	(336,481)
Total trade receivables	2,516,724	2,694,443
Loans	889,590	60,375
Advance payments	487,090	531,372
Others (*)	177,055	184,347
Prepayments	168,108	205,976
Other tax receivables	131,342	153,986
Expenses to be recovered	22,540	17,504
Guarantee deposit	1,711	1,616
Less: allowance for doubtful accounts	(165)	(208)
Total other receivables	1,877,271	1,154,968
Related parties (Note 24)	7,563,990	5,338,176
Total current trade and other receivables	11,957,985	9,187,587
Non-current	2,252,237	613,290
Current	9,705,748	8,574,297
Total	11,957,985	9,187,587

 (*) Includes Ps. 136,199 and Ps. 161,695 as of December 31, 2019 and June 30, 2019, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

IRSA Propiedades Comerciales S.A.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	12.31.19	06.30.19
Beginning of the period/ year	336,689	393,591
Additions (i)	105,936	107,366
Unused amounts reversed (i)	(17,381)	(45,900)
Used during the period	(2,296)	(7,226)
Inflation adjustment	(39,060)	(111,142)
End of the period/ year	383,888	336,689

(i)
As of December 31, 2019, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 88,555 in the Statement of Comprehensive Income (Note 21).

15.         Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2019 and 2018:

	Note	12.31.19	12.31.18
Net loss for the period		(250,360)	(6,426,211)
Adjustments:
Income tax expense	19	1,191,155	(1,962,776)
Amortization and depreciation	21	135,684	82,556
Net gain from fair value adjustment on investment properties		(2,068,338)	9,807,574
Gain from disposal of trading properties		(223,865)	(2,437)
Disposals by concession maturity		1,833	-
Averaging of schedule rent escalation	20	(160,299)	(33,727)
Directors’ fees		101,538	163,095
Financial results, net		5,123,173	2,043,269
Provisions and allowances		130,318	96,399
Share of profit of associates and joint ventures	7	(274,970)	(141,086)
Disposals of investment properties and property and equipment		-	4,214
Changes in operating assets and liabilities
(Increase)/ Decrease in trading properties		(13,437)	2,663
Decrease of Inventories		2,517	8,171
Decrease/ (Increase) in trade and other receivables	18	338,696	(521,721)
Decrease in trade and other payables		(560,671)	(1,247,186)
Decrease in payroll and social security liabilities		(110,110)	(150,629)
Uses of provisions and inflation adjustment		(29,023)	(41,784)
Net cash generated by operating activities before income tax paid		3,333,841	1,680,384

	12.31.19	12.31.18
Non-cash transactions
Decrease in intangible assets through an increase in trading properties	-	138
Increase in investment properties through an increase in trade and other payables	40,451	2,821
Decrease in trade and other receivables through an increase in investment in associates and joint ventures	-	7,481
Decrease in investment in associates and joint ventures through a decrease in borrowings	-	7,180
Decrease in equity through an increase in trade and other payables	658	146
Decrease in investment in associates and joint ventures through a decrease in equity	-	36,250
Increase in rights of use assets through a decrease in properties plant and equipment	18,799	-
Increase in investment properties through an increase in borrowings	284	-
Increase in properties plant and equipment through a decrease in investment properties	275	-
Decrease in equity through an increase in borrowings	46,366	-
Increase in trade and other receivables through a decrease in investments in financial assets	1,045	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	19,370	-
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	723,162	-
Decrease in trading properties through an increase in intangible assets	329,553	-

Increase in investment in associates through a decrease due to loss of control in subsidiaries

12.31.19
Investment properties	1,491,049
Income tax and minimum presumed income tax credits	1,979
Trade and other receivables	28,039
Deferred income tax liabilities	(324,066)
Trade and other payables	(3,544)
Income tax and minimum presumed income tax liabilities	(1,979)
Decrease due to loss of control	1,191,478

IRSA Propiedades Comerciales S.A.

16.          Trade and other payables

The following table shows the amounts of Group's trade and other payables as of December 31, 2019 and June 30, 2019:

	12.31.19	06.30.19
Rent and service payments received in advance	1,132,464	966,408
Admission rights	1,077,143	1,266,112
Accrued invoices	366,305	381,005
Trade payables	275,881	192,134
Tenant deposits	92,020	96,285
Payments received in advance	86,049	60,493
Total trade payables	3,029,862	2,962,437
Tax payable	343,949	315,825
Others	160,708	158,700
Other payments received in advance to be accrued	65,342	69,224
Tax payment plans	8,488	358,759
Dividends	125	157
Total other payables	578,612	902,665
Related parties (Note 24)	219,520	380,485
Total trade and other payables	3,827,994	4,245,587
Non-current	1,134,340	1,082,067
Current	2,693,654	3,163,520
Total	3,827,994	4,245,587

17.          Borrowings

The following table shows the Group's borrowings as of December 31, 2019 and June 30, 2019:

	Book Value at 12.31.19	Book Value at 06.30.19	Fair Value at 12.31.19	Fair Value at 06.30.19
Non-Convertible notes	29,962,513	26,905,970	26,288,007	26,779,684
Bank loans	2,212,680	2,160,047	2,109,683	1,962,871
Bank overdrafts	369,251	277,013	369,251	277,013
AABE Debts	136,199	161,695	136,199	161,695
Loans with non-controlling interests	146,203	82,831	146,203	82,831
Finance leases	-	19,130	-	19,130
Total borrowings	32,826,846	29,606,686	29,049,343	29,283,224
Non-current	22,999,902	28,022,031
Current	9,826,944	1,584,655
Total	32,826,846	29,606,686

18.          Provisions

The following table shows the movements in the Group's provisions at December 31, 2019 and June 30, 2019 categorized by type of provision:

	Labor, legal and other claims	Investments in associates (*)	12.31.19	06.30.19
Balances at the beginning of the period / year	100,240	285	100,525	109,778
Inflation adjustment	(23,764)	-	(23,764)	(44,324)
Increases (i)	58,431	-	58,431	76,506
Recovery (i)	(16,668)	-	(16,668)	(19,110)
Used during the period	(5,259)	-	(5,259)	(22,203)
Others (*)	-	(50)	(50)	(122)
Balances at the end of the period / year	112,980	235	113,215	100,525
Non-current			63,277	55,208
Current			49,938	45,317
Total			113,215	100,525

(*)  Corresponds to investments in associates with negative equity.
(i)
Additions and unused amount reversed charged were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 22).

IRSA Propiedades Comerciales S.A.

19.          Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	12.31.19	12.31.18
Current income tax	5,237	(86,431)
Deferred income tax	(1,196,392)	2,049,207
Income tax - (loss)/ gain	(1,191,155)	1,962,776

Changes in the deferred tax account are as follows:

	12.31.19	06.30.19
Beginning of the period / year	(16,443,266)	(22,310,105)
Income tax	(1,196,392)	5,866,839
Decrease due to loss of control	324,066	-
End of the period / year	(17,315,592)	(16,443,266)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	12.31.19	12.31.18
Profit for period before income tax at the prevailing tax rate (i)	(282,239)	2,509,229
Tax effects of:
Rate change	956,700	700,531
Result by rate transparency	88,477	(214,544)
Share of profit of associates and joint ventures (ii)	82,491	40,821
Non-taxable / non-deductible items	(22,501)	-
Loss from sale of subsidiaries	(406,314)	-
Difference between provisions and affidavits	43,027	(6,363)
Non-tax loss carry-forwards	(69,965)	(140)
Inflation adjustment	(403,430)	(1,059,320)
Tax inflation adjustment	(1,189,852)	-
Others	12,451	(7,438)
Income tax - (loss)/ gain	(1,191,155)	1,962,776

(i)
Does not include Uruguayan-source results for Ps. (7,467) as of December 31, 2018.
(ii)
Does not include Uruguayan-source results due to equity interest in associates and joint ventures for Ps. 1,505 as of December 31, 2018.

Law No. 27,541 of social solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive and Solidarity Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

● In the first and second fiscal year beginning after January 1, 2019, the gain or loss from tax inflation adjustment will be charged one sixth in the determination exercise and the remaining five sixths in the following fiscal periods;

●
The applicable rate to companies for the third year beginning after January 1, 2018 is increased from 25% to 30%.

IRSA Propiedades Comerciales S.A.

20.
Revenue

	12.31.19	12.31.18
Base rent	2,692,745	2,959,682
Contingent rent	1,052,547	896,227
Admission rights	453,195	481,390
Parking fees	190,648	239,679
Averaging of scheduled rent escalation	160,299	33,727
Commissions	108,201	165,506
Property management fees	49,680	62,055
Others	28,341	220,952
Total revenues from rentals and services	4,735,656	5,059,218
Sale of trading properties	269,275	2,663
Total revenues from sale of properties	269,275	2,663
Total revenues from sales, rentals and services	5,004,931	5,061,881
Expenses and collective promotion fund	1,542,402	1,754,972
Total revenues from expenses and collective promotion funds	1,542,402	1,754,972
Total revenues	6,547,333	6,816,853

21.          Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	12.31.19	12.31.18
Salaries, social security costs and other personnel administrative expenses (i)	646,837	216,921	31,720	895,478	991,054
Maintenance, security, cleaning, repairs and other	692,767	56,317	829	749,913	814,647
Taxes, rates and contributions	201,883	4,917	206,538	413,338	450,543
Advertising and other selling expenses	294,100	-	19,880	313,980	372,721
Directors' fees	-	194,777	-	194,777	111,052
Amortization and depreciation	76,121	58,789	774	135,684	82,556
Fees and payments for services	27,781	84,198	7,196	119,175	187,452
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	88,555	88,555	76,333
Leases and expenses	49,063	12,089	1,220	62,372	70,932
Traveling, transportation and stationery	10,712	8,629	1,785	21,126	36,473
Cost of sale of properties	16,671	-	-	16,671	226
Bank expenses	2,267	10,692	-	12,959	13,280
Other expenses	4,744	2,700	2	7,446	763
Total 12.31.19	2,022,946	650,029	358,499	3,031,474	-
Total 12.31.18	2,270,442	615,200	322,390	-	3,208,032

(i)
For the six-month period ended December 31, 2019, includes Ps. 878,350 of Salaries, Bonuses and Social Security and Ps. 17,128 of other concepts. For the six-month period ended December 31, 2018, includes Ps. 953,523 of Salaries, Bonuses and Social Security and Ps. 37,531 of other concepts.
(ii)
For the six-month period ended December 31, 2019, includes Ps. 1,970,579 of Rental and services costs and Ps. 52,367 of Cost of sales and developments. For the six-month period ended December 31, 2018, includes Ps. 2,249,123 of Rental and services costs and Ps. 21,319 of Cost of sales and developments.

22.          Other operating results, net

	12.31.19	12.31.18
Canon	87,650	29,669
Interest generated by operating credits	69,128	174,266
Management fees	3,566	8,433
Loss resulting from disposals of property plant and equipment	(1,904)	(4,014)
Loss from sale of associates and joint ventures	(5,780)	-
Others	(17,839)	(10,008)
Donations	(33,335)	(57,909)
Lawsuits (Note 18)	(41,763)	(25,467)
Total other operating results, net	59,723	114,970

IRSA Propiedades Comerciales S.A.

23.          Financial results, net

	12.31.19	12.31.18
- Interest income	194,505	75,801
Finance income	194,505	75,801
- Interest expense	(1,496,497)	(1,412,054)
- Others financial costs	(117,285)	(128,291)
Subtotal finance costs	(1,613,782)	(1,540,345)
Less: Capitalized finance costs	284	-
Finance costs	(1,613,498)	(1,540,345)
Foreing exchange, net	(3,256,826)	(2,034,006)
- Fair value (loss)/ gains of financial assets at fair value through profit or loss	(206,357)	940,224
- (Loss)/ Gain from derivative financial instruments	(16,583)	385,076
- Gain from repurchase of non-convertible notes	63,170	4,779
Other financial results	(3,416,596)	(703,927)
- Inflation adjustment	(142,506)	(277,819)
Total financial results, net	(4,978,095)	(2,446,290)

24.          Related parties transactions

The following is a summary of the balances with related parties:

Item	12.31.19	06.30.19
Trade and other receivables	7,563,990	5,338,176
Investments in financial assets	4,709,005	4,009,789
Trade and other payables	(219,520)	(380,485)
Total	12,053,475	8,967,480

Related parties	12.31.19	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	5,350,569	4,762,140	Advances
	2,853,348	2,032,674	Non-convertible notes
	1,456,347	-	Loans granted
	119,780	106,854	Other credits
	86,641	71,159	Corporate services
	12,448	15,662	Equity incentive plan
	9,336	815	Leases and/or rights to use space
	830	-	Commissions
	11,357	-	Lease collections
	-	5,994	Reimbursement of expenses
	(1,678)	(517)	Reimbursement of expenses to pay
	(14,609)	(18,381)	Equity incentive plan to pay
	-	(165)	Lease collections to pay
Total direct parent company	9,884,369	6,976,235
Cresud S.A.CI.F. y A.	1,211,835	1,428,440	Non-convertible notes
	(2,546)	(3,203)	Equity incentive plan
	(13,119)	(33,815)	Reimbursement of expenses to pay
	(57,924)	(108,752)	Corporate services to pay
Total direct parent company of IRSA	1,138,246	1,282,670
La Rural S.A.	203,993	321,146	Dividends
	97,464	33,905	Leases and/or rights to use space
	165	-	Other credits
	(3,341)	(3,485)	Reimbursement of expenses to pay
Other associates and joint ventures	81	537	Reimbursement of expenses
	882	6,418	Leases and/or rights to use space
	4,030	3	Management fee
	-	(487)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	303,274	358,037
Directors	(12)	(15)	Reimbursement of expenses to pay
	(101,538)	(167,139)	Fees
Total Directors	(101,550)	(167,154)
IRSA International LLC	200,903	-	Loans granted
Epsilon Opportunities LP	643,822	548,675	Mutual funds
OFC S.R.L.	690	734	Others receivables
	(20,400)	(25,667)	Others payables
Others	(759)	(14,555)	Others payables
	2,815	7,842	Reimbursement of expenses
	5,445	4,698	Leases and/or rights to use space
	(198)	(2,155)	Leases and/or rights to use space to pay
	214	269	Advertising space
	(59)	(30)	Reimbursement of expenses to pay
	(2,728)	(2,119)	Legal services
	(609)	-	Dividends granted
Total others	829,136	517,692
Total at the end of the period/ year	12,053,475	8,967,480

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	12.31.19	12.31.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	52,063	295,821	Financial operations
	33,738	41,225	Corporate services
	204	132	Commissions
	77	4,453	Leases and/or rights to use space
Total direct parent company	86,082	341,631
Cresud S.A.CI.F. y A.	46,440	40,359	Financial operations
	5,357	3,240	Leases and/or rights to use space
	(188,613)	(185,102)	Corporate services
Total direct parent company of IRSA	(136,816)	(141,503)
Tarshop S.A.	-	20,352	Leases and/or rights to use space
	-	874	Commissions
La Rural S.A.	-	32,230	Leases and/or rights to use space
Others associates and joint ventures	5,389	(570)	Financial operations
	1,626	(395)	Leases and/or rights to use space
	48	7,329	Fees
Total associates and joint ventures of IRSA Propiedades Comerciales	7,063	59,820
Directors	(194,777)	(187,452)	Fees
Senior Management	(16,652)	(14,124)	Fees
Total Directors	(211,429)	(201,576)
IRSA International LLC	44,272	-	Financial operations
Banco de Crédito y Securitización	25,598	23,972	Leases and/or rights to use space
	79	-	Fees
Estudio Zang, Bergel & Viñes	(13,338)	(8,575)	Fees
TGLT S.A.	(116,770)	(10,054)	Financial operations
Others	11,952	11,567	Leases and/or rights to use space
Total others	(48,207)	16,910
Total at the end of the period	(303,307)	75,282

The following is a summary of the transactions with related parties:

Related parties	12.31.19	12.31.18	Description of transaction
Quality Invest S.A.	26,477	21,191	Irrevocable contributions granted
Total irrevocables contributions	26,477	21,191
Quality Invest S.A.	-	7,481	Equity contributions granted
Total equity contributions	-	7,481
Nuevo Puerto Santa Fe	25,100	13,164	Dividends received
Total dividends received	25,100	13,164
IRSA Inversiones y Representaciones S.A.	522,097	721,579	Dividends granted
Cresud S.A.	9,426	-	Dividends granted
E-commerce Latina S.A.	7,822	-	Dividends granted
Tyrus S.A.	106	138	Dividends granted
Total dividends granted	539,451	721,717
TGLT S.A.	1,191,655	-	Sale of shares
Total sale of shares	1,191,655	-
TGLT S.A.	1,914,817	-	Shares purchase
Total shares purchase	1,914,817	-

25.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 21 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 26 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

26.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.19	06.30.19
Assets
Trade and other receivables
Uruguayan Pesos	11	1.60	18	1,024
US Dollar	29,396	59.69	1,754,621	728,917
Euros	295	66.85	19,706	4,337
Trade and other receivables with related parties
US Dollar	30,056	59.89	1,800,053	126,801
Total trade and other receivables			3,574,398	861,079
Investments in financial assets
US Dollar	12,867	59.69	768,041	3,503,635
Investment in financial assets with related parties
US Dollar	78,628	59.89	4,709,005	4,009,789
Total investments in financial assets			5,477,046	7,513,424
Cash and cash equivalents
Uruguayan Pesos	1	1.60	2	3
US Dollar	64,724	59.69	3,863,363	3,752,802
Pound	2	78.27	118	102
Euros	1	66.85	76	69
Total cash and cash equivalents			3,863,559	3,752,976
Total Assets			12,915,003	12,127,479
Liabilities
Trade and other payables
Uruguayan Pesos	2	1.60	3	9
US Dollar	6,692	59.89	400,768	357,781
Euros	48	67.23	3,253	-
Total trade and other payables			404,024	357,790
Borrowings
US Dollar	537,514	59.89	32,191,719	28,959,782
Borrowings with related parties
US Dollar	789	59.89	47,261	-
Total borrowings			32,238,980	28,959,782
Borrowings
US Dollar	228	59.89	13,656	33,915
Total borrowings			13,656	33,915
Provisions
US Dollar	883	59.89	52,865	267
Total Provisions			52,865	267
Leases liabilities
US Dollar	5	59.89	299	-
Total leases liabilities			299	-
Total Liabilities			32,709,824	29,351,754

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)     Expressed in thousands of foreign currency.
(3) Exchange rate as of December 31, 2019 according to Banco Nación Argentina.

27.          Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

At a local level, the following was observed:

●
Year-on-year inflation as of December 31, 2019, was 53.8%, and projected inflation for the next 12 months has been estimated at 42.2% according to the survey on market expectations made by the Argentine Central Bank for 2020.

●
After the outcome of the 2019 primary elections, concerns have been raised in the international markets regarding the sustainability of the Argentine debt. For such reason, country-risk indicators reached 2,200 points, resulting in a depreciation of sovereign bonds. This trend has continued even after the general elections of October 2019. It should be noted that from January to December 2019, the Peso depreciated 59% vis-à-vis the U.S. Dollar, according to the average wholesale exchange rate quoted by Banco de la Nación Argentina.

IRSA Propiedades Comerciales S.A.

●
Pursuant to the report filed by the Argentine Central Bank at the end of 2019, entitled “Objectives and plans for the development of the currency, foreign exchange, financial, and credit policies for 2020”, Argentina ended 2019 with a drop in activity levels of 3%, and an annual inflation rate in excess of 50%, the highest one in the past 28 years. In terms of foreign exchange flows, in 2019 the capital and financial account deficit exceeded U.S. Dollars 35,000 million. Capital inflows, which had been driven by high domestic interest rates and were not backed by productive investments and were withdrawn when not even the soaring domestic interest rates were able to offset the growing devaluation expectation. Once again, Argentina experienced a high level of external debt, which accounted for 40.1% of the GDP in the second quarter of 2019, as compared to 13.9% of the GDP at the end of 2015.

●
In this scenario, the Government decided to implement various measures, including emergency executive Decree No. 609/2019, which imposed several foreign exchange restrictions, and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Public Emergency Framework (the “Solidarity Law”), promulgated on December 23, 2019, which among other issues, seeks to create the conditions required for the fiscal accounts and debt to be sustainable, with a solidary approach that includes the imposition of progressive tax schemes. In addition, it aims to promote the reactivation of the economy by strengthening the income of the most vulnerable sectors and increasing their consumption levels, and assuaging the tax debts of small and medium sized companies in an attempt to facilitate business continuity.

●
Below is a description of the principal measures adopted:

 -
 Foreign exchange market restrictions: The scope of Emergency Executive Decree No. 609/2019, published in the Official Gazette on September 1, 2019, which had reinstated restrictions on the foreign exchange market, was ratified and  broadened. Some of these restrictions include:

o
specific terms and conditions for entering and settling export proceeds were established by the Argentine Central Bank;

o
new financial indebtedness with foreign creditors disbursed from September 1, 2019 must enter and be settled in the local foreign exchange market, and deposited in a local bank account;

o
the Argentine Central Bank’s prior consent is required for the repayment of debts for imports of goods and services;

o
the Argentine Central Bank’s previous consent is required for Argentine companies to remit profits or pay dividends;

o
repayment of loans abroad may be settled through the local foreign exchange market on their maturity dates, subject to (i) the previous settlement of the funds; and (ii) the previous satisfaction of certain reporting obligations imposed by the Argentine Central Bank;

o
the Argentine Central Bank’s previous consent is required for the payment of debts to offshore related companies. To access the foreign exchange market, residents are required to submit documents evidencing the validity of the transactions in respect of which foreign currency is being purchased to remit funds abroad;

o
swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s previous consent, always provided that they are implemented as individual transactions in Argentine Pesos;

o
cash withdrawals may be made abroad by debiting local bank accounts, always provided that the relevant foreign currency has been already deposited in the referred account;

o
payment of certain public debt instruments was deferred;

o
fuel price controls were established.

Severance payment duplication: On December 13, 2019, under Executive Decree 34/2019, an occupational public emergency was declared for a term of six months, and the obligation to pay twice the applicable severance payment in case of no-cause dismissal was established for a term of 180 days.

IRSA Propiedades Comerciales S.A.

  -
Corporations: The application of paragraph 5), Article 94 of the Argentine Companies Law, which established that the loss of capital qualified as a mandatory corporate dissolution event, was suspended until December 31, 2020, as was also Article 206, which required corporations to reduce their stock capital when losses had depleted the amount of reserves and 50% of their stock capital.

  -
Declaration of public emergency: The Solidarity Law declared the public emergency in economic, financial, tax, administrative, social security, public utility, energy, health, and social matters, and the Argentine Executive Branch was delegated several powers under the scope of the Solidarity Law.

  -
Sovereign debt sustainability: The Argentine Executive Branch has been empowered to take all such actions as necessary to recover and ensure the sustainability of the Argentine sovereign debt.

  -
Energy system: The Argentine Executive Branch has been empowered to freeze electricity and natural gas utility rates under federal jurisdiction and to start a renegotiation process under the current comprehensive tariff review scheme, or to implement a new extraordinary review, from the effective date of this law for a term of up to one hundred and eighty (180) days, aimed at achieving a reduction in the actual tariff burden on households, stores, and industries for 2020.

  -
Employer contributions: The differential contribution scheme for Small and Medium-Sized Companies (SMEs) (18%) vs. large corporations (20.40%) has been reinstated, as well as the possibility to consider the applicable percentages according to the employer’s jurisdiction as VAT fiscal credit, and Executive Decree 814/2001 was repealed. The current employer contribution deduction continues in effect.

  -
Tax inflation adjustment: The positive or negative inflation adjustment for the first and second fiscal years starting on January 1, 2019, calculated pursuant to current regulations, shall be allocated as follows: one-sixth in such fiscal period, and the remaining five-sixths, in equal parts, over the immediately following 5 fiscal periods.

  -
Personal Assets: Tax rates were increased, and the tax thresholds were not modified. A higher rate was imposed on assets located abroad, and a tax benefit was established for repatriated assets.

  -
Tax on Financial Income: Interest accrued on fixed term deposits in domestic currency, and third-party deposits or other methods for raising capitals from the public, as determined by the Central Bank, were exempted from this tax for fiscal period 2019. The tax on financial income for fiscal period 2020 was repealed.

  -
Income Tax. Tax rate on corporations and dividends: The changes in tax rates were suspended until the fiscal year starting on January 1, 2021; therefore, the following tax rates have been maintained in effect: Legal entities’ income: 30%; and dividends: 7%.

  -
Tax for an inclusive and solidary Argentina: For a term of 5 years, foreign currency purchase transactions made for no specific purpose, including purchases of banknotes and purchases made through wire transfers, are subject to a 30% tax rate, and this tax will not be credited against other tax liabilities.

  -
Tax on debits and credits on bank accounts: Cash withdraws from bank accounts are subject to twice the tax rate previously in effect. This increase shall not apply to accounts held by individuals or legal entities evidencing their condition as small or medium-sized companies.

  -
Employment benefits: The Argentine Executive Branch is empowered to: a) require private employers to pay minimum salary rises to their workers; b) temporarily release them from the obligation to pay dues and contributions to the Argentine Social Security System (SIPA) on the salary rises resulting from the enforcement these powers or collective bargaining; and c) reduce dues and/or contributions to the SIPA for certain specific jurisdictions and industries or in critical situations.

  -
Minimum general salary rise: On January 2020, under Executive Decree 14/2020, the Argentine Executive Branch approved a salary rise for private employees of Ps. 3,000, effective as of January 2020. From February 2020 and onwards, an additional sum of Ps. 1,000 will apply.

The volatility and uncertainty scenario described above subsists as of the date of these financial statements.

IRSA Propiedades Comerciales S.A.

The Company’s Management continuously monitors the development of the variables that affect its business, to define its course of action and identify potential impacts on its equity and financial condition. The Company’s financial statements should be read in light of these circumstances.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the six and three month period ended December 31, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;
 d) at December 31, 2019, the debt of IRSA Propiedades Comerciales Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 23,829,267 which was not claimable at that date.

 Autonomous City of Buenos Aires, February 07, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Contador Público (UBA) C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the six-month period ended December 31, 2019, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2019 and June 30, 2019
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	06.30.19
ASSETS
Non-current assets
Investment properties	7	55,150,835	54,014,308
Property, plant and equipment	8	326,223	355,079
Trading properties	9	84,083	85,922
Intangible assets	10	827,104	327,114
Rights of use assets	11	749,991	-
Investments in subsidiaries, associates and joint ventures	6	19,816,239	18,375,107
Trade and other receivables	13	1,882,330	701,660
Income tax and minimum presumed income tax credits		-	5,948
Investments in financial assets	12	-	17,501
Total non-current assets		78,836,805	73,882,639
Current Assets
Trading properties	9	-	1,396
Inventories		29,238	30,320
Income tax credits		10,803	5,319
Trade and other receivables	13	11,242,261	8,545,901
Investments in financial assets	12	4,048,493	6,352,896
Derivative financial instruments	12	1,618	7,062
Cash and cash equivalents	12	333,700	3,313,107
Total current assets		15,666,113	18,256,001
TOTAL ASSETS		94,502,918	92,138,640
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		47,308,562	48,385,890
TOTAL SHAREHOLDERS’ EQUITY		47,308,562	48,385,890
LIABILITIES
Non-current liabilities
Trade and other payables	15	868,276	759,466
Borrowings	16	21,391,350	26,439,972
Leases liabilities		2,290	-
Deferred income tax liabilities	18	13,194,861	12,807,006
Other liabilities	6	114,655	109,958
Provisions	17	50,154	45,169
Total non-current liabilities		35,621,586	40,161,571
Current liabilities
Trade and other payables	15	2,182,331	2,290,449
Payroll and social security liabilities		136,849	236,477
Borrowings	16	9,199,859	1,029,158
Leases liabilities		11,378	-
Derivative financial instruments	12	1,417	503
Provisions	17	40,936	34,592
Total current liabilities		11,572,770	3,591,179
TOTAL LIABILITIES		47,194,356	43,752,750
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		94,502,918	92,138,640

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

1

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the six and three-month ended December 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.19	12.31.18	12.31.19	12.31.18
Income from sales, rentals and services	19	3,971,931	4,053,520	2,231,850	2,018,114
Income from expenses and collective promotion fund	19	1,353,618	1,526,573	700,689	792,229
Operating costs	20	(1,895,251)	(2,022,763)	(996,863)	(1,033,509)
Gross profit		3,430,298	3,557,330	1,935,676	1,776,834
Net gain from fair value adjustments of investment properties	7	996,624	(11,048,120)	(3,458,190)	(13,054,349)
General and administrative expenses	20	(570,966)	(548,308)	(309,305)	(289,725)
Selling expenses	20	(320,739)	(253,794)	(207,165)	(96,099)
Other operating results, net	21	(11,488)	121,548	(10,106)	93,253
Profit / (Loss) from operations		3,523,729	(8,171,344)	(2,049,090)	(11,570,086)
Share of profit of associates and joint ventures	6	1,341,567	1,253,442	(863,066)	(3,499,955)
Profit/ (Loss) from operations before financing and taxation		4,865,296	(6,917,902)	(2,912,156)	(15,070,041)
Finance income	22	167,399	221,038	133,808	(9,906)
Finance cost	22	(1,471,467)	(3,450,235)	(759,704)	(2,673,000)
Other financial results	22	(3,307,129)	1,152,904	1,751,574	6,555,222
Inflation adjustment	22	(247,668)	(267,368)	(192,426)	(250,756)
Financial results, net		(4,858,865)	(2,343,661)	933,252	3,621,560
Profit / (Loss) before income tax		6,431	(9,261,563)	(1,978,904)	(11,448,481)
Income tax expense	18	(387,855)	2,567,278	(641,581)	1,618,324
Loss for the period		(381,424)	(6,694,285)	(2,620,485)	(9,830,157)
Total comprehensive loss for the period		(381,424)	(6,694,285)	(2,620,485)	(9,830,157)
Loss per share for the period
Basic		(3.03)	(53.12)	(20.80)	(78.01)
Diluted		(3.03)	(53.12)	(20.80)	(78.01)

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

2

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2019	126,014	2,969,738	8,504,061	117,560	8,067,569	65,547,202	(36,946,254)	48,385,890
Comprehensive loss for the period	-	-	-	-	-	-	(381,424)	(381,424)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(37,589,791)	36,946,254	(643,537)
Changes in non-controlling interest	-	-	-	-	-	(52,367)	-	(52,367)
Balance as of December 31, 2019	126,014	2,969,738	8,504,061	117,560	8,067,569	27,905,044	(381,424)	47,308,562

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	28,490,067	37,078,613	(21,478)	65,547,202
Assignment of results - Shareholders’ meeting as of October 30, 2019	(643,537)	(36,946,254)	-	(37,589,791)
Changes in non-controlling interest	-	-	(52,367)	(52,367)
Balance as of December 31, 2019	27,846,530	132,359	(73,845)	27,905,044

(1)    Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

3

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,969,738	8,504,061	117,560	8,067,569	6,783,891	45,409,055	71,977,888
Adjustment of previous years (IFRS 9)(2)	-	-	-	-	-	-	(36,250)	(36,250)
Balance as of June 30, 2018 - Adjusted	126,014	2,969,738	8,504,061	117,560	8,067,569	6,783,891	45,372,805	71,941,638
Comprehensive loss for the period	-	-	-	-	-	-	(6,694,285)	(6,694,285)
Assignment of results - Shareholders’ meeting as of October 29, 2018	-	-	-	-	-	58,784,791	(59,671,767)	(886,976)
Changes in non-controlling interest	-	-	-	-	-	(23,591)	-	(23,591)
Balance as of December 31, 2018	126,014	2,969,738	8,504,061	117,560	8,067,569	65,545,091	(20,993,247)	64,336,786

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	-	6,783,891	-	6,783,891
Assignment of results - Shareholders’ meeting as of October 29, 2018	28,490,066	30,294,725	-	58,784,791
Changes in non-controlling interest	-	-	(23,591)	(23,591)
Balance as of December 31, 2018	28,490,066	37,078,616	(23,591)	65,545,091

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)   See Note 2.2 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2019.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

4

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	12.31.19	12.31.18
Operating activities:
Cash generated from operations	14	2,870,707	1,383,177
Income tax paid		(7,497)	(20,203)
Net cash generated from operating activities		2,863,210	1,362,974

Investing activities:
Acquisition of investment properties		(489,785)	(732,656)
Acquisition of property, plant and equipment		(21,601)	(17,957)
Acquisition of intangible assets		(8,820)	(81,944)
Loans granted, net		-	5,325
Acquisitions of financial assets		(5,658,973)	(12,889,221)
Decrease of financial assets		6,700,589	13,603,562
Loans payment received from related parties		590,342	-
Loans granted to related parties		(5,124,948)	(90,008)
Advance payments		(595,417)	(2,706,869)
Acquisition of rights of use assets		(16,366)	-
Proceeds from sales of investment properties		3,375	-
Irrevocable contributions in subsidiaries, associates and joint ventures		(26,895)	(55,400)
Collection of financial assets interests		227,662	259,646
Dividends received of subsidiaries		583,508	5,984
Net cash used in investing activities		(3,837,329)	(2,699,538)
Financing activities:
Payments of financial leasing		(8,260)	(8,324)
Repurchase of non - convertible notes		(74,608)	(54,371)
Proceeds from derivative financial instruments		349,532	1,000,921
Payment of derivative financial instruments		(321,811)	(561,334)
Interest paid		(1,392,796)	(1,335,978)
Dividends paid		(642,880)	(886,831)
Short term loans, net		111,153	194,586
Net cash used in financing activities		(1,979,670)	(1,651,331)
Net decrease in cash and cash equivalents		(2,953,789)	(2,987,895)
Cash and cash equivalents at beginning of period	12	3,313,107	6,309,609
Financial results of cash and cash equivalents		(18,355)	151,142
Inflation adjustment		(7,263)	(8,576)
Cash and cash equivalents at end of period	12	333,700	3,464,280

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

5

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 332,812 square meters (sqm) in 14 shopping malls, 115,639 sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors to be issued on February 7, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Company has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2019.

In view of what has been mentioned in the preceding paragraphs, the management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these Financial Statements.

6

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Other financial income (expenses), net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.
As a consequence of the aforementioned, these Financial Statements as of December 31, 2019 were restated in accordance with IAS  29.

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IRSA Propiedades Comerciales S.A.

2.2.         Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the information are described in Note 2 to the Annual Consolidated Financial Statements from June 30, 2019 and implementing the IFRS 16: leases, from July 1, 2019

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The application of IFRS 16 will generate an increase in assets and liabilities and a decrease in operating costs. Furthermore, amortizations and financial results generated by the update of the lease liabilities will be increased.

2.3.         Comparability of information

The amounts as of June 30, 2019 and December 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.         Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2019. See Note 2 to the consolidated financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Separate Financial Statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2019. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2019 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 28. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

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IRSA Propiedades Comerciales S.A.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	12.31.19	06.30.19	12.31.19	06.30.19	12.31.19	12.31.18
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	10,106,251	9,980,189	640,893	1,326,028
Torodur S.A.	100.00%	100.00%	3,446,312	3,123,625	322,687	(24,888)
Arcos del Gourmet S.A.	90.00%	90.00%	1,017,005	993,943	23,062	(157,643)
Shopping Neuquén S.A.	99.95%	99.95%	547,993	616,851	(68,858)	(132,998)
Entertainment Holdings S.A.	70.00%	70.00%	262,176	301,633	12,759	(9,579)
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	95.00%	95.00%	291,917	263,102	28,392	(4,539)
Emprendimiento Recoleta S.A. (1)	53.68%	53.68%	60,489	78,877	(18,388)	(15,985)
Entretenimiento Universal S.A.	3.75%	3.75%	463	402	210	(160)
Fibesa S.A. (2)	97.00%	97.00%	(114,655)	(109,958)	58,251	90,389
La Malteria S.A. (6)	-	99.99%	-	1,022,206	169,394	74,556
Pareto S.A.	69.96%	69.96%	64,712	75,347	(10,635)	(1,261)
Associates
Tarshop S.A. (3)	-	-	-	-	-	51,238
TGLT S.A. (6)	(iii)	-	1,914,817	-	-	-
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,856,865	1,645,490	184,898	32,757
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	247,239	273,442	(1,098)	25,527
			19,701,584	18,265,149	1,341,567	1,253,442

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	801,116	12,632,815
Torodur S.A.	Uruguay	Investment	1,735,435,048	581,676	291,835	3,415,460
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	13,323	1,090,450
Shopping Neuquén S.A.	Argentina	Real estate	(i)	53,540	(68,895)	548,259
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	(40,328)	438,211
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	Argentina	Real estate	25,745	2,710	(3,286)	80,770
Emprendimiento Recoleta S.A. (1)	Argentina	Real estate	13,449,990	25,054	(34,252)	112,677
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	5,409	12,302
Fibesa S.A.	Argentina	Real estate	(ii)	2,395	5,499	57,986
Pareto S.A	Argentina	Developer	81,500	117	(15,192)	54,098
Associates
TGLT S.A. (6)	Argentina	Real estate	3,003,990 (iii)	80,655	-	(3,327,053)
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	369,794	3,659,019
Nuevo Puerto Santa Fe S.A. (5)	Argentina	Real estate	138,750	27,750	(2,195)	475,970

(1)
Concession ends on November 18, 2018. As of December 31, 2019, is in liquidation.
(2)
Included in other payables.
(3)
Corresponds to profit / (loss) for the six-month period ended December 31, 2019 and 2018, respectively.
(4)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(5)
Nominal value per share Ps. 100.
(6)
See note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.
(i)          Corresponds to 53,540,418 and 71,848 share. Nominal value per share Ps. 1 with rights to 5 votes and 1 vote, respectively.
(ii)         Corresponds to 2,323,126 share. Nominal value per share Ps. 1 with rights to 5 votes.
(iii)        In addition, 21,600,000 preferred class A shares and 24,948,788 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these Financial Statements, these preferred shares have not been converted.

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IRSA Propiedades Comerciales S.A.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	12.31.19	06.30.19
Beginning of the period / year	18,265,149	18,294,796
Adjustment of initial balances NIIF 9	-	(36,250)
Irrevocable contributions (Note 23)	26,895	65,459
Equity contributions granted	-	252,836
Share premium	-	89,449
Share of profit, net	1,341,567	(164,590)
Sale of interest in subsidiaries (ii) (Note 23)	(1,191,655)	(163,440)
Acquisition of interest in associates (iii)(Note 23)	1,914,873	176
Changes in non-controlling interest (iv)	(52,367)	(21,479)
Goodwill	-	(618)
Dividends distribution (Note 23)	(602,878)	(51,190)
End of the period / year (i)	19,701,584	18,265,149

(i)
It includes (Ps. 144,655) and (Ps. 109,958) as of December 31, 2019 and June 30, 2019, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.
(ii)
Corresponds to the sale of La Malteria S.A. See note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.
(iii)
Corresponds to the acquisition of TGLT S.A. See note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.
(iv)
Corresponds to changes in non-controlling interest generated by the share premium of La Arena S.A.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	12.31.19	06.30.19
Fair value at beginning of the period / year	34,260,872	15,418,902	3,403,291	931,243	54,014,308	84,313,746
Additions	172,256	2,907	623	302,343	478,129	1,026,729
Disposals (iii)	-	-	(343,038)	-	(343,038)	-
Transfers	-	-	-	-	-	85,858
Capitalized lease costs	8,495	3,161	-	-	11,656	7,728
Cession (ii)	-	-	-	-	-	(309,121)
Depreciation of capitalized lease costs (i)	(5,431)	(1,413)	-	-	(6,844)	(8,170)
Net gain from fair value adjustment on investment properties	(1,322,347)	1,848,041	419,259	51,671	996,624	(31,102,462)
Fair value at end of the period / year	33,113,845	17,271,598	3,480,135	1,285,257	55,150,835	54,014,308

(i)
On December 31, 2019 the depreciation charges were included in “Costs” in the amount of Ps. 6,844, in the Statement of Comprehensive Income (Note 20).
(ii)
Cession of Malteria Hudson property to the subsidiary La Malteria S.A. (See Note 4 to the Consolidated Financial Statements as of June 30, 2019).
(iii)
Barter disposals of “Land Plot 1” of Caballito Ferro Land (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements)

The following amounts have been recognized in the statements of comprehensive income:

	12.31.19	12.31.18
Rental and services income (Note 19)	3,702,656	4,050,857
Expenses and collective promotion fund (Note 19)	1,353,618	1,526,573
Rental and services costs (Note 20)	(1,844,062)	(2,002,162)
Net unrealized gain from fair value adjustment on investment properties	676,374	(11,048,120)
Net realized gain from fair value adjustment on investment properties (i)	320,250	-

(i)
It includes (Ps. 3,384) and (Ps. 316,866) of monetary and non-monetary lending, respectively, in relation to the barter of Caballito Ferro Land.

Valuation techniques are described in Note 7 to the Financial Statements as of June 30, 2019. There were no changes to the valuation techniques.

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IRSA Propiedades Comerciales S.A.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	12.31.19	06.30.19
Costs	411,072	173,826	1,119,141	16,947	732	1,721,718	1,678,673
Accumulated depreciation	(217,449)	(130,731)	(1,001,951)	(16,508)	-	(1,366,639)	(1,302,158)
Net book amount at beginning of the period / year	193,623	43,095	117,190	439	732	355,079	376,515
Additions	-	2,590	19,011	-	-	21,601	43,045
Transfers	-	-	(18,799)	-	-	(18,799)	-
Depreciation charges (i)	(7,293)	(4,046)	(19,880)	(439)	-	(31,658)	(64,481)
Net book amount at end of the period / year	186,330	41,639	97,522	-	732	326,223	355,079
Costs	411,072	176,416	1,119,353	16,947	732	1,724,520	1,721,718
Accumulated depreciation	(224,742)	(134,777)	(1,021,831)	(16,947)	-	(1,398,297)	(1,366,639)
Net book amount at end of the period / year	186,330	41,639	97,522	-	732	326,223	355,079

(i)   On December 31, 2019 the depreciation charges were included in “Costs” in the amount of Ps. 7,089, in “General and administrative expenses” in the amount of Ps. 24,289 and in “Selling expenses“in the amount of Ps. 280 in the Statement of Comprehensive Income (Note 20).

9.
Trading properties

Changes in the Company’s, trading properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Completed properties	Undeveloped sites	12.31.19	06.30.19
Net book amount the beginning of the period / year	2,094	85,224	87,318	199,520
Additions	-	13,436	13,436	14,065
Transfers	-	-	-	(84,840)
Impairment	-	-	-	(40,322)
Disposals (i)	-	(16,671)	(16,671)	(1,105)
Net book amount the end of the period / year	2,094	81,989	84,083	87,318
Non current			84,083	85,922
Current			-	1,396
Total			84,083	87,318

(i)
  Barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements)

10.
Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Software	Right to receive units (ii)	Others	12.31.19	06.30.19
Costs	334,837	113,562	55,582	503,981	374,145
Accumulated amortization	(121,285)	-	(55,582)	(176,867)	(107,180)
Net book amount at beginning of the period / year	213,552	113,562	-	327,114	266,965
Additions	8,820	556,793	-	565,613	130,954
Transfers	-	-	-	-	(1,118)
Amortization charges (i)	(65,623)	-	-	(65,623)	(69,687)
Net book amount at end of the period / year	156,749	670,355	-	827,104	327,114
Costs	343,657	670,355	55,582	1,069,594	503,981
Accumulated amortization	(186,908)	-	(55,582)	(242,490)	(176,867)
Net book amount at end of the period / year	156,749	670,355	-	827,104	327,114

(i) On December 31, 2019 the amortization charges were included in “Costs” in the amount of Ps. 31,154, in “General and administrative expenses” in the amount of Ps. 33,976 and in “Selling expenses“ in the amount of Ps. 493 in the Statement of Comprehensive Income (Note 20).
(ii)   Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions. (See note 4 to the Unaudited Condensed Interim Consolidated Financial Statements).

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IRSA Propiedades Comerciales S.A.

11.
Rights of use assets

12.31.19
Shopping malls (Note 23)	735,105
Machinery and equipment	14,886
Total rights of use	749,991
Non-current	749,991
Total	749,991

12.31.19
Shopping malls	93,680
Machinery and equipment	3,913
Total amortization and depreciation (i)	97,593

(i)
On December 31, 2019 the depreciation charges were included in “Costs” in the Statement of Comprehensive Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 11 to the Separate Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of December 31, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2019		Level 1	Level 2	Level 3
Assets as Per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	6,352,533	-	-	-	6,352,533	7,095,803	13,448,336
Investments in financial assets:
- Investment in equity public companies´s securities	-	113,041	-	-	113,041	-	113,041
- Bonds	-	3,865,049	-	-	3,865,049	-	3,865,049
- Mutual funds	-	70,403	-	-	70,403	-	70,403
Derivative financial instruments:
- Futures contracts	-	-	1,618	-	1,618	-	1,618
Cash and cash equivalents:
- Cash at banks and on hand	216,781	-	-	-	216,781	-	216,781
- Short-term investments	-	116,919	-	-	116,919	-	116,919
Total	6,569,314	4,165,412	1,618	-	10,736,344	7,095,803	17,832,147

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as Per Statement of Financial Position
Trade and other payables (Note 15)	805,045	2,245,562	3,050,607
Derivative financial instruments	1,417	-	1,417
Borrowings (Note 16)	30,591,209	-	30,591,209
Total	31,397,671	2,245,562	33,643,233

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IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as Per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	2,925,895	-	-	-	2,925,895	6,590,477	9,516,372
Investments in financial assets:
- Investment in equity public companies´s securities	-	419,042	-	-	419,042	-	419,042
- Bonds	-	3,323,844	-	850,349	4,174,193	-	4,174,193
- Mutual funds	-	1,777,162	-	-	1,777,162	-	1,777,162
Derivative financial instruments:
- Futures contracts	-	-	7,062	-	7,062	-	7,062
Cash and cash equivalents:
- Cash at banks and on hand	2,427,303	-	-	-	2,427,303	-	2,427,303
- Short- term investments	-	885,804	-	-	885,804	-	885,804
Total	5,353,198	6,405,852	7,062	850,349	12,616,461	6,590,477	19,206,938

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as Per Statement of Financial Position
Trade and other payables (Note 15)	933,315	2,116,600	3,049,915
Derivative financial instruments	503	-	503
Borrowings (excluding finance leases liabilities) (Note 16)	27,450,001	-	27,450,001
Total	28,383,819	2,116,600	30,500,419

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of December 31, 2019 and June 30, 2019:

	12.31.19	06.30.19
Lease and services receivables	1,027,435	987,924
Post-dated checks	495,555	676,930
Averaging of scheduled rent escalation	352,369	405,063
Debtors under legal proceedings	273,398	225,939
Property sales receivables	42,772	37,872
Consumer financing receivables	16,441	20,686
Less: allowance for doubtful accounts	(323,580)	(268,604)
Total trade receivables	1,884,390	2,085,810
Advance payments	412,149	444,308
Prepayments	163,696	199,250
Other tax receivables	81,915	68,890
Loans granted	57,948	58,908
Expenses to be recovered	13,056	6,711
Others	5,816	6,052
Less: allowance for doubtful accounts	(165)	(207)
Total other receivables	734,415	783,912
Related parties (Note 23)	10,505,786	6,377,839
Total current trade and other receivables	13,124,591	9,247,561
Non-current	1,882,330	701,660
Current	11,242,261	8,545,901
Total	13,124,591	9,247,561

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IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	12.31.19	06.30.19
Beginning of the period / year	(268,811)	(334,513)
Additions (Note 20)	(86,866)	(91,050)
Unused amounts reversed (Note 20)	9,310	37,193
Used during the year	17	4,937
Inflation adjustment	22,605	114,622
End of the period / year	(323,745)	(268,811)

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the six-month period ended December 31, 2019 and 2018:

	Note	12.31.19	12.31.18
Net loss for the period		(381,424)	(6,694,285)
Adjustments:
Income tax expense	18	387,855	(2,567,278)
Amortization and depreciation	20	201,718	73,194
Gain from disposal of trading properties		(223,865)	(2,437)
Changes in fair value of investment properties	7	(996,624)	11,048,120
Directors’ fees provision	20	99,610	158,390
Averaging of schedule rent escalation	19	(34,103)	(32,175)
Financial results, net		4,951,539	10,276,330
Provisions and allowances	13 and 17	112,479	60,646
Share of profit of associates and joint ventures	6	(1,341,567)	(1,253,442)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		18,356	(151,142)
Sale of interest in subsidiaries		-	502
Inflation adjustment		-	(8,136,816)
Changes in operating assets and liabilities:
Increase in inventories		1,082	7,000
(Increase) / Decrease in trading properties		(13,436)	2,663
Decrease /(Increase) in trade and other receivables		320,399	(435,841)
Decrease in trade and other payables		(108,090)	(827,789)
Decrease in payroll and social security liabilities		(99,628)	(122,843)
Uses of provisions and inflation adjustment	17	(23,594)	(19,620)
Net cash generated from operating activities before income tax paid		2,870,707	1,383,177

The following table shows a detail of non-cash transactions occurred in the six-month period ended December 31, 2019 and 2018:

Non-cash transactions	12.31.19	12.31.18
Increase in trading properties through a decrease in intangible assets	-	138
Increase in investment properties through an increase in trade and other payables	-	2,821
Decrease in investment properties through an increase in trade and other receivables	-	300,593
Decrease in investment in associates and joint ventures through a decrease in borrowings	-	7,180
Increase in investment in associates and joint ventures through a decrease in trade and other receivables	56	8,464
Decrease in equity through an increase in trade and other payables	658	145
Decrease in investment in associates and joint ventures through a decrease in trade and other receivables	-	11,842
Increase in investment in associates and joint ventures through an increase in trade and other payables	-	56,742
Decrease in investment in associates and joint ventures through an adjustment in retained earnings	-	36,250
Decrease in investment in associates and joint ventures through a decrease in equity	-	23,591
Increase in investment in associates and joint ventures through a decrease in equity	52,367	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	19,370	-
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	723,162	-
Increase in trade and other payables through an increase in rights of use assets	4,564	-
Increase in rights of use assets through a decrease in trade and other receivables	807,855	-
Increase in rights of use assets through a decrease in properties plant and equipment	18,799	-
Increase in trade and other receivables through a decrease in investments in financial assets	1,045	-
Decrease in investment properties through an increase in intangible assets	329,553	-

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IRSA Propiedades Comerciales S.A.

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of December 31, 2019 and June 30, 2019:

	12.31.19	06.30.19
Admission rights	981,650	1,144,445
Rent and service payments received in advance	845,495	583,391
Accrued invoices	291,372	298,495
Trade payables	220,908	153,643
Tenant deposits	74,249	80,025
Payments received in advance	68,719	57,875
Total trade payables	2,482,393	2,317,874
Tax payables	309,029	286,862
Other payments received in advance to be accrued	34,648	36,154
Other payables	31,366	37,406
Tax payment plans	6,021	7,873
Total other payables	381,064	368,295
Related parties (Note 23)	187,150	363,746
Total trade and other payables	3,050,607	3,049,915
Non-current	868,276	759,466
Current	2,182,331	2,290,449
Total	3,050,607	3,049,915

16.
Borrowings

The following table shows the Company’s borrowings as of December 31, 2019 and June 30, 2019:

	Book Value at 12.31.19	Book Value at 06.30.19	Fair Value at 12.31.19	Fair Value at 06.30.19
Non-Convertible notes	29,941,205	26,905,970	26,288,007	25,918,817
Bank loans	107,141	279,962	107,141	279,962
Related parties (Note 23)	179,715	-	179,715	-
Bank overdrafts	363,148	264,069	363,148	264,069
Finance leases	-	19,129	-	19,129
Total borrowings	30,591,209	27,469,130	26,938,011	26,481,977
Non-current	21,391,350	26,439,972
Current	9,199,859	1,029,158
Total	30,591,209	27,469,130

17.
Provisions

The following table shows the movements in the Company’s provisions as of December 31, 2019 and June 30, 2019:

	12.31.19	06.30.19
Balances at the beginning of the period / year	79,761	74,299
Increases (Note 21)	48,163	55,647
Recovery (Note 21)	(13,240)	(13,003)
Used during the period / year	(4,725)	(5,863)
Inflation adjustment	(18,869)	(31,319)
Balances at the end of the period / year	91,090	79,761
Non-current	50,154	45,169
Current	40,936	34,592
Total	91,090	79,761

15

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	12.31.19	12.31.18
Deferred income tax	(387,855)	2,567,278
Income tax - (loss) / gain	(387,855)	2,567,278

Changes in the deferred tax account are as follows:
	12.31.19	06.30.19
Beginning of the period / year	(12,807,006)	(18,174,177)
Income tax	(387,855)	5,367,171
End of the period / year	(13,194,861)	(12,807,006)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the six-month periods ended December 31, 2019 and 2018:

	12.31.19	12.31.18
(Loss) / Profit for the period before income tax at the prevailing tax rate	(1,929)	2,778,469
Tax effects of:
Result by rate transparency	-	(214,544)
Difference between provisions and affidavits	-	(4,349)
Rate change	668,565	359,655
Share of profit of subsidiaries, associates and joint ventures	402,470	376,033
Loss from sale of subsidiaries	(406,314)	-
Tax inflation adjustment	(1,040,708)	-
Inflation adjustment	(29,528)	(714,951)
Regain of tax loss	41,916	-
Non-taxable / non-deductible items	(22,327)	(13,035)
Income tax - (loss) / gain	(387,855)	2,567,278

19.
Revenue

	12.31.19	12.31.18
Base rent	2,110,781	2,521,782
Contingent rent	961,598	795,643
Admission rights	415,139	435,148
Parking fees	115,040	146,150
Property management fees	44,411	51,770
Averaging of scheduled rent escalation	34,103	32,175
Others	21,584	68,189
Rentals and services income	3,702,656	4,050,857
Sale of trading properties	269,275	2,663
Gain from disposal of trading properties	269,275	2,663
Total revenues from sales, rentals and services	3,971,931	4,053,520
Expenses and collective promotion fund	1,353,618	1,526,573
Total revenues from expenses and collective promotion funds	1,353,618	1,526,573
Total revenues	5,325,549	5,580,093

16

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature
	Costs (2)	General and administrative expenses	Selling expenses	12.31.19	12.31.18
Salaries, social security costs and other personnel administrative expenses (1)	527,270	203,023	30,887	761,180	830,869
Maintenance, security, cleaning, repairs and other	572,034	35,781	828	608,643	669,416
Taxes, rates and contributions	168,503	418	182,688	351,609	350,617
Advertising and other selling expenses	262,592	-	19,428	282,020	333,201
Amortization and depreciation	142,680	58,265	773	201,718	73,194
Directors' fees	-	184,375	-	184,375	179,934
Leases and expenses	163,127	13,409	1,137	177,673	240,221
Fees and payments for services	25,603	63,352	5,688	94,643	65,241
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	77,556	77,556	40,602
Traveling, transportation and stationery	11,048	5,033	1,751	17,832	32,861
Cost of sale of properties	16,671	-	-	16,671	226
Other expenses	5,723	7,310	3	13,036	8,483
Total 12.31.19	1,895,251	570,966	320,739	2,786,956	-
Total 12.31.18	2,022,763	548,308	253,794	-	2,824,865

(1)
For the six-month period ended December 31, 2019, includes Ps. 689,388 of Salaries, Bonuses and Social Security and Ps. 71,792 of other concepts. For the six-month period ended December 31, 2018, includes Ps. 780,051 of Salaries, Bonuses and Social Security and Ps. 50,818 of other concepts.
(2)
For the six-month period ended December 31, 2019, includes Ps. 1,844,062 of Rental and services costs and Ps. 51,189 of Cost of sales and developments. For the six-month period ended December 31, 2018, includes Ps. 2,002,162 of Rental and services costs; Ps. 20,572 of Cost of sales and developments and Ps. 29 of Cost of consumer financing.

21.
Other operating results, net

	12.31.19	12.31.18
Management fees	20,762	36,434
Interest generated by operating credits	56,211	158,589
Others	(16,457)	(5,859)
Lawsuits (Note 17)	(34,923)	(20,044)
Donations	(31,284)	(47,572)
Loss from sale of subsidiaries, associates and joint ventures	(5,797)	-
Total other operating results, net	(11,488)	121,548

22.
Financial results, net

	12.31.19	12.31.18
- Interest income	167,399	221,038
Finance income	167,399	221,038
- Interest expense	(1,379,006)	(3,341,943)
- Other finance costs	(92,461)	(108,292)
Finance costs	(1,471,467)	(3,450,235)
- Foreign exchange, net	(3,135,347)	(125,348)
- Fair value (loss)/ gains of financial assets and liabilities at Fair value through profit or loss	(222,612)	910,782
- Proceeds from derivative financial instruments	23,430	362,693
- Gain for repurchase of non-convertible notes	27,400	4,777
Other financial results	(3,307,129)	1,152,904
- Inflation adjustment	(247,668)	(267,368)
Total financial results, net	(4,858,865)	(2,343,661)

17

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	12.31.19	06.30.19
Trade and other receivables	10,505,786	6,377,839
Rights of use assets	735,105	-
Investments in financial assets	3,744,252	2,728,208
Trade and other payables	(187,150)	(363,746)
Borrowings	(179,715)	-
Total	14,618,278	8,742,301

Related parties	12.31.19	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	5,350,569	4,762,140	Advances
	2,561,015	1,329,450	Non-convertible notes
	1,456,347	-	Loans granted
	119,780	106,854	Other receivables
	86,641	71,159	Corporate services
	12,448	15,662	Equity incentive plan
	11,357	-	Lease collections
	9,336	815	Leases and/or rights to use space
	830	-	Commissions
	(894)	-	Reimbursement of expenses to pay
	-	5,994	Reimbursement of expenses
	-	(165)	Lease collections to pay
Total direct parent company	9,607,429	6,291,909
Cresud S.A.CI.F. y A.	1,183,237	1,398,759	Non-convertible notes
	(2,546)	(3,203)	Equity incentive plan to pay
	(13,099)	(33,756)	Reimbursement of expenses to pay
	(57,924)	(108,752)	Corporate services to pay
Total direct parent company of IRSA	1,109,668	1,253,048
Torodur S.A.	2,524,070	-	Loans granted
	(179,715)	-	Non-convertible notes
	(3)	(4)	Reinbursement of expenses to pay
Panamerican Mall S.A.	189,045	-	Loans granted
	9,361	14,765	Reimbursement of expenses
	1,641	1,301	Advertising space
	215	9,621	Management fees
	(2,124)	(370)	Lease collections to pay
	(4,341)	-	Leases and/or rights to use space to pay
	-	4,254	Leases and/or rights to use space
Arcos del Gourmet S.A.	92,687	64,678	Loans granted
	26,190	25,818	Reimbursement of expenses
	16,991	21,812	Other receivables
	-	116,127	Leases and/or rights to use space
Fibesa S.A.	6,860	8,325	Reimbursement of expenses
	1,830	-	Leases and/or rights to use space
	9	-	Lease collections
	256	-	Management fees
	-	32,005	Dividends
	-	(74)	Lease collections to pay
Shopping Neuquen S.A.	735,105	-	Rights of use
	-	594,699	Leases and/or rights to use space
	98,084	47,859	Loans granted
	33,235	238,483	Reimbursement of expenses
Ogden Argentina S.A	210,399	179,625	Loans granted
	189	-	Reimbursement of expenses
Entretenimiento Universal S.A.	27,231	23,382	Loans granted
	22	25	Reimbursement of expenses
Pareto S.A.	3,599	14	Reimbursement of expenses
	-	(32,906)	Other payables
La Arena S.A.	894	8,205	Other receivables
	12	-	Reimbursement of expenses
Others subsidiaries of IRSA Propiedades Comerciales S.A.	(2,695)	(2,453)	Reimbursement of expenses to pay
	-	2,972	Other receivables
Total subsidiaries of IRSA Propiedades Comerciales S.A	3,789,047	1,358,163

18

IRSA Propiedades Comerciales S.A.

Related parties	12.31.19	06.30.19	Description of transaction
Other associates and joint ventures	4,031	5,043	Management fee
	882	1,380	Leases and/or rights to use space
	81	542	Reimbursement of expenses
	-	(487)	Leases and/or rights to use space to pay
Total associates and joint ventures	4,994	6,478
Directors	(12)	(15)	Reimbursement of expenses to pay
	(99,610)	(163,129)	Fees
Total Directors	(99,622)	(163,144)
IRSA International LLC	200,903	-	Loans granted
Other related parties	6,716	7,835	Leases and/or rights to use space
	2,831	6,175	Reimbursement of expenses
	214	269	Advertising space
	(75)	(2,014)	Reimbursement of expenses to pay
	(137)	(30)	Leases and/or rights to use space to pay
	(609)	(1,833)	Dividends to pay
	(718)	(14,555)	Other payables
	(2,363)	-	Legal services to pay
Total others	206,762	(4,153)
Total	14,618,278	8,742,301

The following is a summary of the results with related parties:

Related parties	12.31.19	12.31.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	33,738	41,225	Corporate services
	40,412	255,040	Financial operations
	77	4,453	Leases and/or rights to use space
	204	133	Commissions
Total direct parent company	74,431	300,851
Cresud S.A.CI.F. y A.	45,918	17,587	Financial operations
	5,357	3,240	Leases and/or rights to use space
	(188,613)	(185,102)	Corporate services
Total direct parent company of IRSA	(137,338)	(164,275)
Arcos del Gourmet S.A.	-	(506)	Financial operations
	(43,740)	(99,538)	Leases and/or rights to use space
Fibesa S.A.	4,477	4,739	Leases and/or rights to use space
	1,328	124	Fees
Torodur S.A.	(5,256)	(82,468)	Financial operations
Shopping Neuquen S.A.	3,630	(198)	Financial operations
	(93,680)	(74,710)	Leases and/or rights to use space
Ogden Argentina S.A	82,045	33,307	Financial operations
Panamerican Mall S.A.	20,350	(16,138)	Leases and/or rights to use space
	2,946	-	Financial operations
	(5,273)	22,793	Fees
La Arena S.A.	(5,492)	-	Fees
Entretenimiento Universal S.A.	9,951	-	Financial operations
Other associates and joint ventures	(907)	6,836	Financial operations
	831	1,272	Fees
	11	3,470	Leases and/or rights to use space
Total subsidiaries	(28,779)	(201,017)
Tarshop S.A.	2,530	20,353	Leases and/or rights to use space
Other associates and joint ventures	5,389	7,328	Fees
	(904)	(394)	Leases and/or rights to use space
	-	(570)	Financial operations
Total associates and joint ventures	7,015	26,717
Directors	(184,375)	(179,934)	Fees
Senior Management	(16,652)	(14,124)	Fees
Total Directors	(201,027)	(194,058)
IRSA International LLC	44,272	-	Financial operations
Banco de Crédito y Securitización	25,598	23,971	Leases and/or rights to use space
	79	-	Financial operations
Estudio Zang, Bergel & Viñes	(10,933)	(4,525)	Fees
Others	11,961	11,566	Leases and/or rights to use space
	(116,770)	(10,054)	Fees
Total others	(45,793)	20,958
Total	(331,491)	(210,824)

19

IRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	12.31.19	12.31.18	Description of transaction
IRSA Inversiones y Representaciones S.A.	522,097	721,579	Dividends granted
Cresud S.A.CI.F. y A.	9,426	-	Dividends granted
E-commerce Latina S.A.	7,822	-	Dividends granted
Tyrus S.A.	106	138	Dividends granted
Total dividends granted	539,451	721,717
Panamericam Mall S.A.	(514,830)	-	Dividends received
Fibesa S.A.	(62,948)	-	Dividends received
Nuevo Puerto Santa Fe S.A.	(25,100)	13,164	Dividends received
Total dividends received	(602,878)	13,164
Centro de Entretenimientos La Plata S.A.	418	1,256	Irrevocable contributions granted
Quality Invest S.A.	26,477	22,173	Irrevocable contributions granted
Total irrevocable contributions to subsidiaries	26,895	23,429
La Malteria S.A.	-	146	Irrevocable contributions
Pareto S.A.	-	126	Irrevocable contributions
Quality Invest S.A.	-	7,481	Irrevocable contributions
Total contributions	-	7,753
Pareto S.A.	-	89,423	Share premium
Total share premium	-	89,423
TGLT S.A.	1,191,655	-	Share sale
Fibesa S.A.	-	11,842	Share sale
Total share sale	1,191,655	11,842
Fibesa S.A.	56	-	Share purchase
TGLT S.A.	1,914,817	-	Share purchase
Total share purchase	1,914,873	-

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

20

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.19	06.30.19
Assets
Trade and other receivables
US Dollar	7,795	59.69	465,257	394,708
Euro	293	66.85	19,598	4,240
Trade and other receivables with related parties
US Dollar	79,343	59.89	4,751,877	322,063
Total trade and other receivables			5,236,732	721,011
Investments in financial assets
US Dollar	3,556	59.69	212,236	1,678,020
Investment in financial assets with related parties
US Dollar	62,519	59.89	3,744,252	2,728,208
Total investments in financial assets			3,956,488	4,406,228
Cash and cash equivalents
US Dollar	4,008	59.69	239,265	2,336,695
Euro	1	68.85	76	69
Pound	2	78.27	118	102
Total cash and cash equivalents			239,459	2,336,866
Total Assets			9,432,679	7,464,105
Liabilities
Trade and other payables
US Dollar	3,763	59.89	225,393	218,833
Euro	48	67.23	3,253	-
Swiss Franc	14	61.92	851	-
Trade and other payables with related parties
US Dollar	96	59.89	5,749	36,012
Total trade and other payables			235,246	254,845
Borrowings
US Dollar	500,703	59.89	29,987,104	26,997,053
Borrowings from related parties
US Dollar	3,001	59.89	179,714	-
Total borrowings			30,166,818	26,997,053
Leases liabilities
US Dollar	228	59.89	13,656	-
Total leases liabilities			13,656	-
Total Liabilities			30,415,720	27,251,898

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of December 31, 2019, according to Banco Nación Argentina

26.
Economic context in which the Company operates

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

27.         Subsequents events

On January 1, 2020, the Lease of the Arcos del Gourmet S.A. shopping center was ended. Since that date, Arcos del Gourmet S.A. takes over the operation of the business.

21

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.         Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

 None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

 See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
			Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	217,273	-	27,322	7,381,920	3,091,042	276,588	275,438	183,176	1,662,110	4,860	4,862	13,124,591
	Total	217,273	-	27,322	7,381,920	3,091,042	276,588	275,438	183,176	1,662,110	4,860	4,862	13,124,591
Liabilities	Trade and other payables	31,680	-	-	1,383,201	306,823	118,938	341,689	224,185	157,285	147,263	339,543	3,050,607
	Leases liabilities	-	-	-	11,378	-	-	-	2,106	184	-	-	13,668
	Borrowings	-	-	-	815,259	-	-	8,384,600	-	-	21,391,350	-	30,591,209
	Deferred income tax liabilities	-	-	13,194,861	-	-	-	-	-	-	-	-	13,194,861
	Payroll and social security liabilities	-	-	-	70,324	-	-	66,525	-	-	-	-	136,849
	Provisions	-	40,936	50,154	-	-	-	-	-	-	-	-	91,090
	Total	31,680	40,936	13,245,015	2,280,162	306,823	118,938	8,792,814	226,291	157,469	21,538,613	339,543	47,078,284

22

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.      Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	7,682,382	3,559,879	11,242,261	205,477	1,676,853	1,882,330	7,887,859	5,236,732	13,124,591
	Total	7,682,382	3,559,879	11,242,261	205,477	1,676,853	1,882,330	7,887,859	5,236,732	13,124,591
Liabilities	Trade and other payables	1,958,212	224,119	2,182,331	857,149	11,127	868,276	2,815,361	235,246	3,050,607
	Leases liabilities	12	11,366	11,378	-	2,290	2,290	12	13,656	13,668
	Borrowings	465,971	8,733,888	9,199,859	(41,580)	21,432,930	21,391,350	424,391	30,166,818	30,591,209
	Deferred income tax liabilities	-	-	-	13,194,861	-	13,194,861	13,194,861	-	13,194,861
	Payroll and social security liabilities	136,849	-	136,849	-	-	-	136,849	-	136,849
	Provisions	40,936	-	40,936	50,154	-	50,154	91,090	-	91,090
	Total	2,601,980	8,969,373	11,571,353	14,060,584	21,446,347	35,506,931	16,662,564	30,415,720	47,078,284

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2019, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing	Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	189,047	2,524,070	8,529,144	11,242,261	-	1,755,334	126,996	1,882,330	189,047	4,279,404	8,656,140	13,124,591
	Total	189,047	2,524,070	8,529,144	11,242,261	-	1,755,334	126,996	1,882,330	189,047	4,279,404	8,656,140	13,124,591
	Trade and other payables	825	-	2,181,506	2,182,331	5,975	-	862,301	868,276	6,800	-	3,043,807	3,050,607
	Leases liabilities	-	11,378	-	11,378	-	2,290	-	2,290	-	13,668	-	13,668
	Borrowings	8,729,569	465,255	5,035	9,199,859	21,391,350	-	-	21,391,350	30,120,919	465,255	5,035	30,591,209
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	13,194,861	13,194,861	-	-	13,194,861	13,194,861
	Payroll and social security liabilities	-	-	136,849	136,849	-	-	-	-	-	-	136,849	136,849
	Provisions	-	-	40,936	40,936	-	-	50,154	50,154	-	-	91,090	91,090
	Total	8,730,394	476,633	2,364,326	11,571,353	21,397,325	2,290	14,107,316	35,506,931	30,127,719	478,923	16,471,642	47,078,284

23

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 23.

6.
Borrowings to directors.

See Note 23.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Unaudited Condensed Interim Separate Financial Statements.

24

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	182,725	6,656,604	Fire, all risk and loss of profit
Alto Palermo	94,526	7,295,962	Fire, all risk and loss of profit
Mendoza Plaza	110,151	1,629,422	Fire, all risk and loss of profit
Paseo Alcorta	77,569	3,429,337	Fire, all risk and loss of profit
Alto Avellaneda	76,314	4,319,657	Fire, all risk and loss of profit
Alto Rosario	69,181	3,357,577	Fire, all risk and loss of profit
Patio Bullrich	40,205	1,925,541	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	48,680	1,112,517	Fire, all risk and loss of profit
Alto Noa	36,611	904,739	Fire, all risk and loss of profit
Soleil Premium Outlet	36,443	1,724,847	Fire, all risk and loss of profit
República building	60,180	5,535,277	Fire, all risk and loss of profit
Intercontinental building	8,385	395,856	Fire, all risk and loss of profit
Bouchard 710	40,883	3,910,537	Fire, all risk and loss of profit
Suipacha 664	20,005	960,919	Fire, all risk and loss of profit
Della Paolera 265	105,950	4,174,412	Fire, all risk and loss of profit
Alto Comahue	46,791	1,372,809	Fire, all risk and loss of profit
Distrito Arcos	46,484	1,426,663	Fire, all risk and loss of profit
Dot Baires Shopping	175,531	5,509,978	Fire, all risk and loss of profit
Edificio Dot	25,342	2,618,104	Fire, all risk and loss of profit
Building annexed to DOT	10,737	2,433,934	Fire, all risk and loss of profit
Anchorena 665	4,129	97,900	Fire, all risk and loss of profit
Caballito warehouse	2,288	1,861,806	Fire, all risk and loss of profit
Zelaya 3102	1,042	27,372	Fire, all risk and loss of profit
SUBTOTAL	1,320,152	62,681,770
Unique policy	91,839	-	Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

    Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

   None.

18.         Restrictions on distributions of profits.

See Note 16 to the Unaudited Condensed Consolidated Financial Statements.

25

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2019, and the unaudited condensed interim separate statements of comprehensive income for the six and three month period ended December 31, 2019 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31,2019 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS  (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS  (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of December 31, 2019, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 23,829,267 which was no claimable at that date.

Autonomous City of Buenos Aires, February 07, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

I. Brief comment on the Group’s activities during the period. including references to significant events occurred after the end of the period.

Consolidated Results in current currency

(In ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Income from sales. leases and services(1)	2,729	2,667	2.3%	5,005	5,062	-1.1%
Net gain from fair value adjustment on investment properties	-4,951	-17,814	-72.2%	2,068	-9,808	-121.1%
Profit from operations	-2,976	-15,747	-81.1%	5,644	-6,084	-192.8%
Depreciation and amortization	78	36	116.0%	136	83	63.9%
Consolidated EBITDA(2)	-1,407	-11,962	-88.2%	2,378	-6,970	-134.1%
Consolidated Adjusted EBITDA(2)	1,800	2,102	-14.4%	3,459	3,806	-9.1%
Consolidated NOI(3)	2,082	2,331	-10.7%	4,049	4,307	-6.0%
Income Tax	-656	2,525	-126.0%	-1,191	1,963	-160.7%
Result for the period	-2,777	-10,327	-73.1%	-250	-6,426	-96.1%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

Company’s income decreased by 1.1% during the first half of fiscal year 2020 as compared to the same period of 2019, while Adjusted EBITDA decreased by 9.1% mainly explained by Shopping Malls segment whose adjusted EBITDA reached ARS 2,650 million, 18.7% lower than the first semester of fiscal year 2019, partially offset by the adjusted EBITDA of the Office segment, that grew 36.8%, reaching ARS 874 million.

Net result for the first semester of fiscal year 2020 registered a loss of ARS 250 million compared to a loss of ARS 6,426 million in the same period of 2019. This lower loss is explained by higher operating results and changes in the fair value of investment properties and a los in net financial results, mainly due to exchange rate differences. Additionally, there was a deferred income tax charge of ARS 1,191 million corresponding to the tax inflation adjustment for the period.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IIQ 20	IQ 20	IVQ 19	IIIQ 19	IIQ 19
Gross leasable area (sqm)	332,812	332,277	332,150	332,774	332,119
Tenants’ sales (3 months cumulative in current currency)	24,648	20,537	20,587	17,064	23,515
Occupancy	95.0%	94.3%	94.7%	94.5%	94.9%

During the first half of fiscal year 2020, our tenants’ sales reached ARS 45,183 million, 0.7% lower, in real terms, than in the same period of 2019 but increasing 4.8% during the second quarter, period in which there was a higher consumption recovery in our Shopping Malls driven by “Ahora 12” and “Ahora 18” incentive measures. Considering same Shopping Malls, that is, excluding Buenos Aires Design in fiscal year 2019, tenants’ sales increased 0.4% during the first half of 2020 and 5.6% in the second quarter.

Our portfolio’s leasable area totaled 332,812 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy remained stable at approximately 95.0%, lower than in the beginning of the previous fiscal year, mainly because of Walmart's anticipated exit from Dot Baires Shopping. Excluding the effect of the remaining vacant sqm on the surface previously occupied by Walmart, occupancy reached 97.9%.

We include below amended information presented during the fiscal year ended June 30, 2019 corresponding to the revenues opening of the Alto Avellaneda Shopping Mall of fiscal year 2018. It should be noticed that this information is restated for inflation as of June 30, 2019.

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

(In ARS million)	2019	2018	2017
Base rent	398	462	476
Percentage rent	116	152	150
Total rent	514	614	626
Non-traditional advertising	10	14	12
Revenues from admission rights	86	60	61
Fees	11	13	13
Parking	-	-	-
Commissions	36	38	31
Other	3	1	1
Total	660	741	744

Shopping Malls’ Financial Indicators

(in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Income from sales. leases and services	1,939	2,210	-12.3%	3,644	4,207	-13.4%
Net gain from fair value adjustment on investment properties	-2,368	-10,121	-76.6%	-1,876	-13,663	-86.3%
Profit from operations	-990	-8,327	-88.1%	702	-10,465	-106.7%
Depreciation and amortization	42	28	46.9%	72	62	16.1%
EBITDA(1)	-948	-8,298	-88.6%	774	-10,402	-107.4%
Adjusted EBITDA(1)	1,420	1,821	-22.0%	2,650	3,260	-18.7%
NOI(2)	1,704	2,013	-15.4%	3,175	3,682	-13.8%
(1)    See Point XIV: EBITDA Reconciliation
(2)    See Point XV: NOI Reconciliation

Income from this segment decreased 13.4% during the first half of fiscal year 2020, compared with same period of previous fiscal year, mainly due to the impact of fix components that did not accompany the semester tenants sales recovery such as base rents that decreased 20.2% in real terms and admission rights that decreased 5.8%, as well as the inclusion in the previous fiscal year of an extraordinary income of ARS 135 million as compensation for Walmart’s contract termination in Dot Baires Shopping. Costs, administrative and marketing expenses (SG&A) of the segment decrease by approximately 6.0%. Adjusted EBITDA reached ARS 2,650 million, 18.7% lower than the same period of fiscal year 2019, mainly due to higher commercial discounts granted during the first half of fiscal year 2020. Adjusted EBITDA margin, excluding income from expenses and collective promotion fund, was 72.7%, 4.8 bps lower than in the same period of previous fiscal year.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leaseable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	99.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	98.1%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,330	129	94.7%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.6%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	94.7%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	77.8%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	99.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,311	86	99.5%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,681	141	98.9%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,065	129	98.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	99.3%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	96.0%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	96.6%	99.95%
Patio Olmos(6)	Sep-07	Córdoba
Total			332,812	1,566	95.0%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

Cumulative tenants’ sales as of December 31

(per Shopping Mall. in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Alto Palermo	3,190	2,930	8.9%	5,739	5,558	3.3%
Abasto Shopping	3,081	3,074	0.2%	5,722	6,051	-5.4%
Alto Avellaneda	2,801	2,794	0.3%	5,114	5,424	-5.7%
Alcorta Shopping	1,947	1,737	12.1%	3,390	3,184	6.5%
Patio Bullrich	1,260	1,166	8.1%	2,235	2,042	9.5%
Buenos Aires Design	-	169	-100.0%	-	495	-100.0%
Dot Baires Shopping(1)	2,509	2,376	5.6%	4,464	4,647	-3.9%
Soleil	1,259	1,205	4.5%	2,385	2,344	1.7%
Distrito Arcos	1,461	1,176	24.2%	2,680	2,202	21.7%
Alto Noa Shopping	971	974	-0.3%	1,869	1,941	-3.7%
Alto Rosario Shopping	2,478	2,213	12.0%	4,530	4,332	4.6%
Mendoza Plaza Shopping	1,681	1,686	-0.3%	3,293	3,401	-3.2%
Córdoba Shopping	793	791	0.3%	1,424	1,477	-3.6%
La Ribera Shopping(2)	475	499	-4.8%	943	1,006	-6.3%
Alto Comahue	742	725	2.3%	1,395	1,380	1.1%
Total	24,648	23,515	4.8%	45,183	45,484	-0.7%
(1) End of concession December 5.2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business (1)

(per Type of Business. in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Anchor Store	1,333	1,283	3.9%	2,418	2,449	-1.3%
Clothes and Footwear	14,382	13,910	3.4%	25,482	25,542	-0.2%
Entertainment	487	480	1.5%	1,343	1,345	-0.1%
Home	514	497	3.4%	917	1,085	-15.5%
Restaurant	2,339	2,277	2.7%	4,846	4,943	-2.0%
Miscellaneous	3,479	2,995	16.2%	6,047	5,737	5.4%
Services	251	235	6.8%	493	534	-7.7%
Electronic appliances	1,863	1,838	1.4%	3,637	3,849	-5.5%
Total	24,648	23,515	4.8%	45,183	45,484	-0.7%

Revenues from cumulative leases as of December 31

(in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Base Rent (1)	831	1,034	-19.6%	1,686	2,113	-20.2%
Percentage Rent	652	516	26.4%	1,060	912	16.3%
Total Rent	1,481	1,550	-4.4%	2,745	3,023	-9.2%
Revenues from non-traditional advertising	49	64	-23.0%	95	111	-14.2%
Admission rights	241	225	7.4%	455	483	-5.8%
Fees	23	32	-27.1%	47	57	-18.9%
Parking	91	111	-18.2%	190	240	-20.6%
Commissions	46	73	-37.1%	92	122	-24.8%
Others	8	155	-95.0%	20	171	-88.3%
Subtotal (2)	1,939	2,210	-12.3%	3,644	4,207	-13.4%
Expenses and Collective Promotion Funds	733	719	2.0%	1,423	1,487	-4.3%
Total	2,672	2,929	-8.8%	5,067	5,694	-11.0%
(1)
Includes Revenues from stands for ARS 205.9 million cumulative as of December 2019
(2)
Does not include Patio Olmos.

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces slightly raised at USD 4,900 per square meter while rental prices slightly decreased at USD 27.2 when compared with same period of previous fiscal year. per square meter for the A+ segment. The vacancy of the premium segment reached 7.6%.

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Nevertheless, rental prices show a downward trend around USD 26.0 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area
Source: LJ Ramos
Offices’ Operating Indicators

	IIQ 20	IQ 20	IVQ 19	IIIQ 19	IIQ 19
Leasable area	115,639	115,640	115,378	83,205	83,213
Total Occupancy	88.7%	88.1%	88.3%	91.4%	90.0%
Class A+ & A Occupancy	97.1%	96.6%	97.2%	95.0%	93.1%
Class B Occupancy	47.5%	46.2%	45.0%	79.6%	79.6%
Rent USD/sqm	26.9	26.6	26.4	26.3	27.0

Gross leasable area was 115,639 sqm as of the second three-month period of fiscal year 2020, highly increased when compared to the same period of previous year due to the inauguration of the Zetta building in May 2019.

Portfolio average occupancy slightly recovers compared to the last two quarters reaching 88.7%, despite it is lower than the recorded in the same period of last fiscal year mainly due to higher vacancy in our class B offices, Suipacha 661 and Philips. Considering our premium portfolio (class A+&A), the occupancy reached 97.1%. The average rental price reached USD 26.9 per sqm in line with previous quarters.

(in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues from sales. leases and services	514	433	18.8%	1,076	799	34.7%
Net gain from fair value adjustment on investment properties.	-2,198	-7,791	-71.8%	3,212	3,766	-14.7%
Profit from operations	-1,816	-7,442	-75.6%	4,069	4,393	-7.4%
Depreciation and amortization	10	5	101.2%	16	13	23.1%
EBITDA(1)	-1,804	-7,437	-75.7%	4,085	4,406	-7.3%
Adjusted EBITDA (1)	394	353	11.8%	874	639	36.8%
NOI(2)	481	397	21.3%	1,002	722	38.8%
(1) See Point XIV: EBITDA Reconciliation
(2)    See Point XV: NOI Reconciliation

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

In real terms, during the first half of fiscal year 2020, revenues from the offices segment increased by 34.7% compared to the same period of 2019. Adjusted EBITDA from this segment grew 36.8% compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of inauguration and income flattening of the new Zetta building, Adjusted EBITDA margin was 81.2%, 1.2 bps hihgher than the same period of previous year.

Below is information on our office segment and other rental properties as of December 31, 2019.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA CP’s Actual Interest

Offices
República Building	12/22/2014	19,885	92.6%	100%
Bankboston Tower	12/22/2014	14,865	96.4%	100%
Intercontinental Plaza	12/22/2014	2,979	100.0%	100%
Bouchard 710	12/22/2014	15,014	100.0%	100%
Suipacha 652/64	12/22/2014	11,465	31.2%	100%
Dot Building	11/28/2006	11,242	100.0%	80%
Philips	06/05/2017	8,016	70.8%	100%
Zetta	05/06/2019	32,173	97.5%	80%
Subtotal Offices		115,639	88.7%	N/A

Other Properties
Nobleza Piccardo(4)	05/31/2011	109,610	22.5%	50%
Other Properties(3)	N/A	7,305	N/A	N/A
Subtotal Other Properties(5)		116,915	N/A	N/A

Total Offices and Others		232,554	N/A	N/A
(1) Corresponds to the total leasable surface area of each property as of December 31, 2019. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of December 31, 2019.
(3) Includes the following properties as of June 30, and December 31,2019 : Dot Adjoining Plot, Anchorena 665 and Intercontinental plot of land.
(4) Through Quality Invest S.A.
(5) The information included in “Other Properties” corresponds to the end of the current quarter as well as the previous fiscal year 2019, amending the information presented in the Annual Report.

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
in ARS Million	6M 20	6M 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	272	29	837.9%	51	69	-26.1%
Net gain from fair value adjustment on investment properties.	930	125	644.0%	56	-38	-
Profit from operations	1.060	81	1,208.6%	90	-83	-
Depreciation and amortization	5	4	25.0%	20	-	100.0%
EBITDA(1)	1.068	85	1,152.9%	110	-83	-
Adjusted EBITDA(1)	-117	-40	192.5%	54	-45	-
NOI(2)	-71	5	-1,520.0%	27	-17	-
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from Sales and Developments segment increased by 837.9% in real terms during the first semester due to COTO Supermarket airspace barter agreement. Adjusted EBITDA of this segment was negative ARS 117 million while adjusted EBITDA for “Others” segment was negative ARS 54 million.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

V. CAPEX

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall. the shopping mall with the highest sales per square meter in our portfolio. that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of December 31 was 51.0% and construction works are expected to be finished by July 2020.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. The total estimated investment in the project amounts to ARS 2,600 million and as of December 31, 2019. work progress was 86.0%. As of today, we have 38% of the IRSA CP's own GLA sqm with signed lease agreements and there are good commercialization prospects for the rest of the surface.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the six-month period ended December 31, 2019

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	5,043	1,542	-38	6,547
Costs	-432	-1,610	18	-2,023
Gross profit	4,611	-67	-19	4,524
Net income from changes in the fair value of investment property	2,321	-	-253	2,068
General and administrative expenses	-651	-	1	-650
Selling expenses	-338	-25	4	-358
Other operating results, net	-22	67	14	60
Profit from operations	5,921	-25	-253	5,644
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

As of December 31, 2019, IRSA Propiedades Comerciales S.A. had a net debt of USD 346.9 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank overdrafts	ARS	7.9	-	< 360 d
IRCP NCN Class IV(2)	USD	133.9	5.0%	Sep-20
PAMSA loan	USD	35.0	Fixed	Feb-23
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		536.8
Cash & Cash Equivalents + Investments (3)		189.9
Consolidated Net Debt		346.9
(1)
Principal amount at an exchange rate of ARS 59.89, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchases.
(3)
Includes Cash and cash equivalents, Investments in Current Financial Assets.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid in historical currency as dividends on each fully paid-in common share for the fiscal years mentioned. Amounts in Pesos are stated in historical Pesos as of their respective payment dates.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(1)
2018	680,000,000	-	5.3962
2019	545,000,000	-	4.3249
2020	595,000,000	-	4.7217
(1) In FY 17 the face value of IRCP’s shares was changed from ARS 0.10 to ARS 1 per share.

On November 13, 2019, IRSA Propiedades Comerciales distributed among its shareholders a cash dividend in an amount of ARS 595,000,000 equivalent to 472.1696% of the stock capital, an amount per share of ARS 4.7217 (,1 par value) and an amount per ADR of ARS 18.8868 (Argentine Pesos per ADR).

IX. Material and Subsequent Events

October 2019: Abasto Towers Barter Agreement

On October 25, 2019 the Company informs that it has transferred to an unrelated third party the rights to develop a residential building (“Tower 1”) on COTO Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

In a 30 months period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2019, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 595 million as cash dividends.
●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2019
●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock

December 2019: Caballito Land plot Barter Agreement

On December 23, 2019, the Company has transferred to an unrelated third party the Plot 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in Caballito neighborhood in the City of Buenos Aires.

Plot 1 has an estimated surface of 3,221 sqm where a 10 floors residential building will be developed for a total area of 11,400 sqm, together with a commercial ground floor of 1,216 sqm and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the owned square meters, with a minimum guaranteed of 2,735 sqm composed for 1,215.62 commercial sqm, 1,519.68 residential sqm and a certain number of parking spaces that represent 22.50% of the own sqm with that destination and never less than 31 units.

The consideration is guaranteed by a mortgage on Plot 1 and Building 1 and the buyer has an Option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions.

December 2019: Capitalization agreement with TGLT

On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRCP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

As a result of the aforementioned exchange and capitalization, IRSA Commercial Properties obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares that are added to its holding of 3,003,990 ordinary shares.

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2019	12.31.2018
Non-current assets	86,065	107,382
Current assets	18,951	16,672
Total assets	105,016	124,054
Equity attributable to the holders of the parent	47,282	64,310
Non-controlling interest	2,795	3,142
Total shareholders’ equity	50,077	67,452
Non-current liabilities	42,131	52,354
Current liabilities	12,808	4,247
Total liabilities	54,939	56,602
Total liabilities and shareholders’ equity	105,016	124,054

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	12.31.2019	12.31.2018
(Loss) / Profit from operations	5,644	-6,084
Share of profit of associates and joint ventures	275	141
(Loss) / Profit from operations before financing and taxation	5,919	-5,943
Financial income	195	76
Financial cost	-1,613	-1,540
Other financial results	-3,417	-704
Inflation adjustment	-143	-278
Financial results. net	-4,978	-2,446
(Loss) / Profit before income tax	941	-8,389
Income tax	-1,191	1,963
Result for the period	-250	-6,426

Attributable to:
Equity holders of the parent	-381	-6,694
Non-controlling interest	131	268

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2019	12.31.2018
Net cash generated from operating activities	3,268	1,547
Net cash used in investing activities	-2,217	-2,118
Net cash used in financing activities	-2,284	-1,749
Net decrease in cash and cash equivalents	-1,233	-2,320
Cash and cash equivalents at beginning of year	5,283	7,131
Financial Results from cash and cash equivalents	118	150
Inflation adjustment	-29	-8
Cash and cash equivalents at period-end	4,139	4,953

XIII.
Comparative Ratios

(in ARS million)	12.31.2019		12.31.2018
Liquidity
CURRENT ASSETS	18,951	1.48	16,672	3.93
CURRENT LIABILITIES	12,808		4,247
Indebtedness
TOTAL LIABILITIES	54,939	1.16	56,602	0.88
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	47,282		64,311
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	47,282	0.86	64,311	1.14
TOTAL LIABILITIES	54,939		56,602
Capital Assets
NON-CURRENT ASSETS	86,065	0.82	107,382	0.87
TOTAL ASSETS	105,016		124,055

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income; (ii) interest expense; (iii) income tax expense; and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) realized and unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Result for the period	-250	-6,426
Interest income	-195	-76
Interest expense	1,496	1,412
Income tax expense	1,191	-1,963
Depreciation and amortization	136	83
EBITDA	2,378	-6,970
(Gain) / loss from fair value of investment properties	-2,068	9,808
Share of profit of associates and joint ventures	-275	-141
Foreign exchange differences, net	3,257	2,084
Loss/Gain from derivative financial instruments	17	-385
Fair value loss/gains of financial assets and liabilities at fair value through profit or loss	206	-940
Other financial costs	117	128
Repurchase of non-convertible notes	-63	-5
Gain from barter agreement – Coto Airspace	-253	-
Inflation adjustment	143	278
Adjusted EBITDA	3,459	3,806
Adjusted EBITDA Margin(1)	69.1%	75.2%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations (not including Coto Airspace Barter Agreement), less commercialization expenses, plus Net realized Result from changes in the fair value of investment properties (not including Caballito Barter Agreement), plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

For the six-month period ended December 31 (in ARS million)
	2020	2019
Gross profit	4,524	4,546
Selling expenses	-358	-322
Gain from barter agreement – Coto Airspace	-253	-
Depreciation and amortization	136	83
NOI (unaudited)	4,049	4,307

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus inflation adjustment minus (iii) total financial results, net excluding Financial interest net foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss. Other financial results net, plus (iv) deferred income tax and minus (v) non-controlling interest net from fair value, less results from associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Total loss / profit for the period	-250	-6,426
Result not realized from fair value adjustments of investment properties. PP&E and inventories	-2,068	9,808
Depreciation and amortization	136	83
Foreign exchange differences. net	3,257	2,034
Loss/Gain from derivative financial instruments	17	-385
Fair value loss/gain of financial assets and liabilities at fair value through profit or loss	206	-940
Other financial costs	117	128
Deferred income tax	1,196	-2,049
Non-controlling interest	-131	-268
Share of profit of associates and joint ventures	-275	-141
Inflation adjustment	143	278
Adjusted FFO	2,348	2,122

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2019

XVII. Brief comment on prospects for the fiscal year

Two months after the assumption of the new government that took place last December, the economic situation of the country remains uncertain. Anyway, consumption in our shopping malls continued recovering during the second quarter since the launch of “Ahora 12” and “Ahora 18” measures on the previous quarter. Regarding the office market, rental and sale prices of premium offices remained stable with high occupancy levels.

During the second semester of fiscal year 2020, IRSA Propiedades Comerciales will keep occupying the vacant sqm in Dot Baires Shopping due to Walmart's anticipated exit and will continue innovating in the latest technological trends to get closer to its customers and visitors. Regarding the office segment, we plan to open the 9th office building of the portfolio. “200 Della Paolera”, located in Catalinas, one of the most premium corporate areas in Argentina. This building, of approximately 35,000 sqm of ABL, 318 parking lots, services and amenities, will become an emblematic icon of the city while having LEED Certification, which will validate the best environmental practices to transform operational standards of the building. The commercialization is progressing with a good occupancy forecast for its opening, scheduled for the last quarter of the FY 2020.

The Board of Directors of the Company will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger. spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company. incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

We expect that during 2020 IRSA Propiedades Comerciales continue to consolidate its position as the leading commercial real estate company in Argentina. With more than 400,000 sqm of gross leasable area distributed among the best shopping malls and offices in the country, a potential to almost double the portfolio in existing land reserves, a low level of indebtedness and a great track record in accessing the capital market, we believe that we have a solid position to capitalize on the various opportunities that may arise in the future in our country.

Saúl Zang

First Vice-Chairman in exercise of
the presidency

12